Registration No.  333-143942
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 1 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 1473

B.   Name of depositor:

                      FIRST TRUST PORTFOLIOS L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                           Copy to:
     JAMES A. BOWEN                        ERIC F. FESS
     c/o First Trust Portfolios L.P.       c/o Chapman and Cutler LLP
     1001 Warrenville Road                 111 West Monroe Street
     Lisle, Illinois  60532                Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on July 6, 2007 at 2:00 p.m. pursuant to Rule 487.

                ________________________________


         Georgetown Capital Appreciation(TM) Portfolio, July 2007 Series

                                     FT 1473

     FT 1473 is a series of a unit investment trust, the FT Series. FT 1473 consists of a single portfolio known as Georgetown Capital Appreciation(TM) Portfolio, July 2007 Series (the "Trust"). The Trust
       invests in a diversified portfolio of common stocks ("Securities") selected by applying five specialized strategies. The objective of the
   Trust is to provide the potential for above-average capital appreciation.

     THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                FIRST TRUST (R)

                                 1-800-621-1675



                   The date of this prospectus is July 6, 2007

                                Table of Contents


Summary of Essential Information                                   3
Fee Table                                                          4
Report of Independent Registered Public Accounting Firm            5
Statement of Net Assets                                            6
Schedule of Investments                                            7
The FT Series                                                     12
Portfolio                                                         12
Risk Factors                                                      15
Hypothetical Performance Information                              17
Public Offering                                                   17
Distribution of Units                                             19
The Sponsor's Profits                                             20
The Secondary Market                                              20
How We Purchase Units                                             21
Expenses and Charges                                              21
Tax Status                                                        22
Retirement Plans                                                  24
Rights of Unit Holders                                            24
Income and Capital Distributions                                  24
Redeeming Your Units                                              25
Investing in a New Trust                                          26
Removing Securities from the Trust                                27
Amending or Terminating the Indenture                             27
Information on Plotkin Financial Advisors, LLC,
   Pacific West Securities, Inc., Sponsor, Trustee and Evaluator  28
Other Information                                                 29

                        Summary of Essential Information

         Georgetown Capital Appreciation(TM) Portfolio, July 2007 Series
                                     FT 1473



     At the Opening of Business on the Initial Date of Deposit-July 6, 2007



                      Sponsor: First Trust Portfolios L.P.
                          Trustee: The Bank of New York
                      Evaluator: First Trust Advisors L.P.


Initial Number of Units (1)                                                                                    39,002
Fractional Undivided Interest in the Trust per Unit (1)                                                      1/39,002
Public Offering Price:
Public Offering Price per Unit (2)                                                                            $10.000
   Less Initial Sales Charge per Unit (3)                                                                       (.015)
                                                                                                                _____
Aggregate Offering Price Evaluation of Securities per Unit (2)                                                  9.985
   Less Deferred Sales Charge per Unit                                                                          (.000)
                                                                                                                _____
Redemption Price per Unit  (5)                                                                                  9.985
   Less Creation and Development Fee per Unit (3)(5)                                                            (.050)
   Less Organization Costs per Unit (5)                                                                         (.029)
                                                                                                                _____
   Net Asset Value per Unit                                                                                    $9.906
                                                                                                               ======
Estimated Net Annual Distribution per Unit (6)                                                                 $.1475
Cash CUSIP Number                                                                                          30272M 349
Reinvestment CUSIP Number                                                                                  30272M 356
Security Code                                                                                                  046461
Ticker Symbol                                                                                                  FGOCAX



First Settlement Date                                               July 11, 2007
Mandatory Termination Date (7)                                      October 6, 2008
Rollover Notification Date (8)                                      September 1, 2008
Special Redemption and Liquidation Period (8)                       September 15, 2008 to October 6, 2008
Distribution Record Date                                            Fifteenth day of each month, commencing August 15, 2007.
Distribution Date (6)                                               Last day of each month, commencing August 31, 2007.

_____________

(1) As of the close of business on the Initial Date of Deposit, we may adjust the number of Units of the Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(3) You will pay a maximum sales charge of 0.65% of the Public Offering Price per Unit (equivalent to 0.65% of the net amount invested) which consists of an initial sales charge and a creation and development fee. The sales charges are described in the "Fee Table."

(4) Each listed Security is valued at its last closing sale price. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price on such date. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(5)The creation and development fee and estimated organization costs per Unit will be deducted from the assets of the Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, these fees will not be deducted from the redemption proceeds. See "Redeeming Your Units."

(6)We base our estimate of the dividends the Trust will receive from the Securities by annualizing the most recent dividends declared by the issuers of the Securities. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time. Due to this, and various other factors, actual dividends received from the Securities may be less than their most recent annualized dividends. In this case, the actual net annual distribution you receive will be less than the estimated amount set forth above. The actual net annual distribution per Unit you receive will also vary from that set forth above with changes in the Trust's fees and expenses and with the sale of Securities. See "Fee Table" and "Expenses and Charges." The Trustee will distribute money from the Income and Capital Accounts, as determined at the monthly Record Date, monthly on the last day of each month to Unit holders of record on the fifteenth day of such month provided the aggregate amount, exclusive of sale proceeds, in the Income and Capital Accounts available for distribution equals at least 0.1% of the net asset value of the Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution, exclusive of sale proceeds, equals or exceeds 0.1% of the net asset value of the Trust. Distributions of sale proceeds from the Capital Account will be made monthly on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. See "Income and Capital Distributions." At the rollover date for Rollover Unit holders or upon termination of the Trust for Remaining Unit holders, amounts in the Income Account (which consist of dividends on the Securities) will be included in amounts distributed to Unit holders.

(7) See "Amending or Terminating the Indenture."

(8) See "Investing in a New Trust."


                                    Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of the Trust. See "Public Offering" and "Expenses and Charges." Although the Trust has a term of approximately 15 months and is a unit investment trust rather than a mutual fund, this information allows you to compare fees.


                                                                                                                  Amount
                                                                                                                  per Unit
                                                                                                                  _____
Unit Holder Sales Fees
Maximum Sales Charge
Initial sales charge                                                                                 0.15%(a)     $.015
Deferred sales charge                                                                                0.00%(a)     $.000
Creation and development fee                                                                         0.50%(a)     $.050
                                                                                                     _______      _______
Maximum Sales Charge (including creation and development fee)                                        0.65%        $.065
                                                                                                     =======      =======
Organization Costs (as a percentage of public offering price)
Estimated organization costs                                                                         .290%(b)     $.0290
                                                                                                     =======      =======
Estimated Annual Trust Operating Expenses(c)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative and evaluation fees                               .059%        $.0060
Trustee's fee and other operating expenses                                                           .162%(d)     $.0166
                                                                                                     =======      =======
Total                                                                                                .221%        $.0226
                                                                                                     =======      =======

                                     Example

This example is intended to help you compare the cost of investing in the Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in the Trust, the principal amount and distributions are rolled every 15 months into a New Trust, you are subject to a reduced transactional sales charge, and you sell your Units at the end of the periods shown. The example also assumes a 5% return on your investment each year and that the Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs, assuming you held your Units for the periods shown, would be:

                1 Year    3 Years     5 Years     10 Years
                ______    _______     _______     ________
                $116      $330        $470        $1,026

_____________

(a) The maximum sales charge consists of an initial sales charge and the creation and development fee. There is no deferred sales charge. The initial sales charge is collected at the time of purchase and is equal to the difference between the maximum sales charge of 0.65% of the Public Offering Price per Unit and the sum of any remaining creation and development fee. The creation and development fee compensates the Sponsor for creating and developing the Trust. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period which is expected to be approximately three months from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.

(b) Estimated organization costs will be deducted from the assets of the Trust at the end of the initial offering period.

(c)Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(d)Other operating expenses for the Trust include estimated per Unit costs associated with a license fee as described in "Expenses and Charges," but do not include brokerage costs and other portfolio transaction fees. In certain circumstances the Trust may incur additional expenses not set forth above. See "Expenses and Charges."


                              Report of Independent
                        Registered Public Accounting Firm

The Sponsor, First Trust Portfolios L.P., and Unit Holders

FT 1473



We have audited the accompanying statement of net assets, including the schedule of investments, of FT 1473, comprising Georgetown Capital Appreciation Portfolio, July 2007 Series (the "Trust"), as of the opening of business on July 6, 2007 (Initial Date of Deposit). This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. The Trust is not required to have, nor were we engaged to perform, an audit of the Trust's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets, assessing the accounting principles used and significant estimates made by the Trust's Sponsor, as well as evaluating the overall presentation of the statement of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York, the Trustee, and deposited in the Trust for the purchase of Securities, as shown in the statement of net assets, as of the opening of business on July 6, 2007, by correspondence with the Trustee. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of FT 1473, comprising Georgetown Capital Appreciation Portfolio, July 2007 Series, at the opening of business on July 6, 2007 (Initial Date of Deposit) in conformity with accounting principles generally accepted in the United States of America.



DELOITTE & TOUCHE LLP



Chicago, Illinois
July 6, 2007

                             Statement of Net Assets

         Georgetown Capital Appreciation(TM) Portfolio, July 2007 Series
                                     FT 1473



                        At the Opening of Business on the
                      Initial Date of Deposit-July 6, 2007




                                   NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                                       $389,435
Less liability for reimbursement to Sponsor for organization costs (3)                                     (1,131)
Less liability for creation and development fee (4)                                                        (1,950)
                                                                                                         _________
Net assets                                                                                               $386,354
                                                                                                         =========

Units outstanding                                                                                          39,002
Net asset value per Unit (5)                                                                               $9.906

                             ANALYSIS OF NET ASSETS
Cost to investors (6)                                                                                    $390,020
Less maximum sales charge (6)                                                                              (2,535)
Less estimated reimbursement to Sponsor for organization costs (3)                                         (1,131)
                                                                                                         _________
Net assets                                                                                               $386,354
                                                                                                         =========

______________

                    NOTES TO STATEMENT OF NET ASSETS

The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates.

(1) The Trust invests in a diversified portfolio of common stocks. Aggregate cost of the Securities listed under "Schedule of Investments" for the Trust is based on their aggregate underlying value. The Trust has a Mandatory Termination Date of October 6, 2008.

(2) An irrevocable letter of credit issued by The Bank of New York, of which approximately $400,000 will be allocated to the Trust, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.0290 per Unit. A payment will be made at the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of the Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

(4)The creation and development fee ($.050 per Unit) is payable by the Trust on behalf of Unit holders out of assets of the Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(5)Net asset value per Unit is calculated by dividing the Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the close of the initial offering period.

(6) The aggregate cost to investors in the Trust includes a maximum sales charge (comprised of an initial sales charge and the creation and development fee) computed at the rate of 0.65% of the Public Offering Price (equivalent to 0.65% of the net amount invested, exclusive of the creation and development fee).


                             Schedule of Investments

         Georgetown Capital Appreciation(TM) Portfolio, July 2007 Series
                                     FT 1473



     At the Opening of Business on the Initial Date of Deposit-July 6, 2007




                                                                          Percentage
                                                                          of Aggregate   Number     Market      Cost of
Ticker Symbol and                                                         Offering       of         Value per   Securities to
Name of Issuer of Securities (1)(3)(4)                                    Price          Shares     Share       the Trust (2)
_______________________________                                           _________      ______     _______     _________
S&P Target SMid 60 Strategy Stocks (25.01%):
____________________________________________

COMS         3Com Corporation *                                            0.55%         509     $   4.25    $   2,163
ADPT         Adaptec, Inc. *                                               0.28%         281         3.85        1,082
LNT          Alliant Energy Corporation                                    0.55%          55        39.05        2,148
AFG          American Financial Group, Inc.                                0.56%          63        34.35        2,164
ACF          AmeriCredit Corp. *                                           0.56%          82        26.51        2,174
ARW          Arrow Electronics, Inc. *                                     0.55%          54        39.74        2,146
ATO          Atmos Energy Corporation                                      0.28%          36        30.34        1,092
BKUNA        BankUnited Financial Corporation (Class A)                    0.28%          54        20.03        1,082
BLC          Belo Corp. (Class A)                                          0.55%         104        20.79        2,162
BHE          Benchmark Electronics, Inc. *                                 0.27%          46        23.30        1,072
BKH          Black Hills Corporation                                       0.56%          53        40.87        2,166
BRKS         Brooks Automation Inc. *                                      0.28%          60        18.17        1,090
CBR          CIBER, Inc. *                                                 0.28%         132         8.20        1,082
XEC          Cimarex Energy Co.                                            0.56%          54        40.40        2,182
CGI          The Commerce Group, Inc.                                      0.56%          62        35.13        2,178
CORS         Corus Bankshares, Inc.                                        0.28%          63        17.24        1,086
DSL          Downey Financial Corp.                                        0.27%          16        66.13        1,058
ESL          Esterline Technologies Corporation *                          0.28%          22        50.17        1,104
RE           Everest Re Group, Ltd. +                                      0.56%          20       109.34        2,187
FED          FirstFed Financial Corp. *                                    0.28%          19        58.14        1,105
FBC          Flagstar Bancorp, Inc.                                        0.28%          87        12.41        1,080
FMT          Fremont General Corporation *                                 0.28%          94        11.48        1,079
GKSR         G&K Services, Inc.                                            0.27%          27        39.50        1,066
ROCK         Gibraltar Industries Inc.                                     0.28%          48        22.43        1,077
GPI          Group 1 Automotive, Inc.                                      0.28%          27        40.40        1,091
THG          Hanover Insurance Group Inc.                                  0.55%          44        49.18        2,164
HCC          HCC Insurance Holdings, Inc.                                  0.55%          64        33.66        2,154
HMN          Horace Mann Educators Corporation                             0.55%          99        21.76        2,154
IDA          IDACORP, Inc.                                                 0.55%          68        31.72        2,157
IMB          IndyMac Bancorp, Inc.                                         0.56%          73        29.66        2,165
ISIL         Intersil Corporation                                          0.56%          67        32.52        2,179
JAKK         JAKKS Pacific, Inc. *                                         0.28%          38        28.62        1,088
JAS          Jo-Ann Stores, Inc. *                                         0.28%          39        27.88        1,087
LPNT         LifePoint Hospitals, Inc. *                                   0.56%          54        40.10        2,165
MHK          Mohawk Industries, Inc. *                                     0.55%          21       102.83        2,159
OSG          Overseas Shipholding Group, Inc.                              0.57%          25        88.27        2,207
CHUX         O'Charley's Inc.                                              0.28%          54        19.99        1,079
PSEM         Pericom Semiconductor Corporation *                           0.28%          94        11.48        1,079
PLAB         Photronics, Inc. *                                            0.28%          71        15.19        1,078
PPP          Pogo Producing Company                                        0.56%          42        51.90        2,180
POL          PolyOne Corporation *                                         0.28%         147         7.35        1,080
PRA          ProAssurance Corporation *                                    0.27%          19        56.17        1,067
PL           Protective Life Corporation                                   0.55%          45        47.86        2,154
PSD          Puget Energy, Inc.                                            0.56%          90        24.15        2,174
RHB          RehabCare Group, Inc. *                                       0.28%          73        14.81        1,081
RFMD         RF Micro Devices, Inc. *                                      0.55%         351         6.16        2,162
RTEC         Rudolph Technologies, Inc. *                                  0.28%          64        16.79        1,075
SAFT         Safety Insurance Group, Inc.                                  0.28%          26        41.65        1,083


                       Schedule of Investments (cont'd.)

        Georgetown Capital Appreciation(TM) Portfolio, July 2007 Series
                                    FT 1473



                        At the Opening of Business on the
                      Initial Date of Deposit-July 6, 2007




                                                                          Percentage
                                                                          of Aggregate   Number     Market      Cost of
Ticker Symbol and                                                         Offering       of         Value per   Securities to
Name of Issuer of Securities (1)(3)(4)                                    Price          Shares     Share       the Trust (2)
_______________________________                                           _________      ______     _______     _________
S&P Target SMid60 Strategy Stocks (cont'd):
____________________________________________

SIGI         Selective Insurance Group, Inc.                               0.28%          40     $  26.85      $ 1,074
SRP          Sierra Pacific Resources *                                    0.55%         122        17.68        2,157
SFN          Spherion Corporation *                                        0.28%         118         9.18        1,083
SFY          Swift Energy Company *                                        0.27%          24        44.31        1,063
TG           Tredegar Corporation                                          0.28%          50        21.78        1,089
UFCS         United Fire & Casualty Company                                0.28%          30        36.22        1,087
URI          United Rentals, Inc. *                                        0.56%          66        32.90        2,171
UTR          Unitrin, Inc.                                                 0.55%          42        50.96        2,140
VSH          Vishay Intertechnology, Inc. *                                0.55%         136        15.88        2,160
WERN         Werner Enterprises, Inc.                                      0.55%         105        20.54        2,157
WR           Westar Energy, Inc.                                           0.56%          88        24.63        2,167
WGL          WGL Holdings Inc.                                             0.56%          66        32.92        2,173

Target Growth Strategy Stocks (25.03%):
____________________________________________
ACN          Accenture Ltd. +                                              0.83%          76        42.81        3,254
ACL          Alcon, Inc. +                                                 0.84%          24       135.62        3,255
ATI          Allegheny Technologies, Inc.                                  0.84%          30       108.74        3,262
AAPL         Apple Inc. *                                                  0.82%          24       132.75        3,186
AXS          Axis Capital Holdings Limited +                               0.83%          79        41.08        3,245
BHI          Baker Hughes Incorporated                                     0.83%          37        87.29        3,230
CE           Celanese Corporation                                          0.83%          80        40.43        3,234
COH          Coach, Inc. *                                                 0.84%          68        47.90        3,257
GLW          Corning Incorporated *                                        0.83%         126        25.68        3,236
CMI          Cummins Inc.                                                  0.84%          31       105.27        3,263
FWLT         Foster Wheeler Ltd. +*                                        0.84%          29       113.00        3,277
BEN          Franklin Resources, Inc.                                      0.83%          24       135.00        3,240
GRMN         Garmin Ltd. +                                                 0.84%          43        76.34        3,283
GRP          Grant Prideco, Inc. *                                         0.83%          59        54.84        3,236
JOYG         Joy Global Inc.                                               0.83%          54        59.60        3,218
LRCX         Lam Research Corporation *                                    0.84%          63        51.79        3,263
CG           Loews Corp.-Carolina Group                                    0.83%          40        80.53        3,221
MDR          McDermott International, Inc. +*                              0.84%          37        88.45        3,273
WFR          MEMC Electronic Materials, Inc. *                             0.84%          53        61.50        3,260
MICC         Millicom International Cellular S.A. +*                       0.84%          35        93.65        3,278
PCP          Precision Castparts Corp.                                     0.85%          26       126.93        3,300
RIMM         Research in Motion Limited +*                                 0.83%          15       216.19        3,243
RCI          Rogers Communications, Inc. (Class B) +                       0.84%          75        43.54        3,266
SLB          Schlumberger Limited +                                        0.84%          37        87.98        3,255
PCU          Southern Copper Corporation                                   0.82%          32       100.33        3,211
TEX          Terex Corporation *                                           0.82%          38        84.58        3,214
TSO          Tesoro Corporation                                            0.83%          56        57.88        3,241
RIG          Transocean Inc. +*                                            0.84%          30       108.54        3,256
X            United States Steel Corporation                               0.84%          29       112.56        3,264
VLO          Valero Energy Corporation                                     0.83%          43        74.88        3,220


                        Schedule of Investments (cont'd.)

         Georgetown Capital Appreciation(TM) Portfolio, July 2007 Series
                                     FT 1473



                        At the Opening of Business on the
                      Initial Date of Deposit-July 6, 2007




                                                                          Percentage
                                                                          of Aggregate   Number     Market      Cost of
Ticker Symbol and                                                         Offering       of         Value per   Securities to
Name of Issuer of Securities (1)(3)(4)                                    Price          Shares     Share       the Trust (2)
_______________________________                                           _________      ______     _______     _________
The Dow(R) Target Dividend Strategy Stocks (19.98%):
____________________________________________________

BAC          Bank of America Corporation                                   1.00%          79       $49.37      $ 3,900
BKH          Black Hills Corporation                                       1.00%          95        40.87        3,883
CRBC         Citizens Republic Bancorp, Inc.                               1.00%         211        18.50        3,904
FE           FirstEnergy Corp.                                             1.00%          59        65.87        3,886
JPM          JPMorgan Chase & Co.                                          1.00%          80        48.79        3,903
KEY          KeyCorp                                                       1.00%         111        34.99        3,884
LNC          Lincoln National Corporation                                  1.01%          55        71.23        3,918
NCC          National City Corporation                                     1.00%         116        33.55        3,892
NI           NiSource Inc.                                                 1.00%         187        20.81        3,891
NU           Northeast Utilities                                           1.00%         136        28.62        3,892
PNW          Pinnacle West Capital Corporation                             1.00%          96        40.40        3,878
PNC          PNC Financial Services Group, Inc.                            0.99%          53        73.00        3,869
PNM          PNM Resources Inc.                                            1.00%         139        28.11        3,907
RRD          R. R. Donnelley & Sons Company                                1.00%          88        44.18        3,888
RF           Regions Financial Corporation                                 1.00%         115        33.88        3,896
SXT          Sensient Technologies Corporation                             1.00%         151        25.80        3,896
TRMK         Trustmark Corporation                                         1.00%         149        26.09        3,887
UTR          Unitrin, Inc.                                                 0.99%          76        50.96        3,873
UVV          Universal Corporation                                         0.99%          62        62.54        3,877
WB           Wachovia Corporation                                          1.00%          75        51.98        3,899

NYSE(R) International Target 25 Strategy Stocks (14.99%) +:
___________________________________________________________
AEG          Aegon N.V.                                                    0.60%         118        19.76        2,332
AZ           Allianz AG (ADR)                                              0.60%         100        23.35        2,335
AIB          Allied Irish Banks Plc (ADR)                                  0.61%          42        56.27        2,363
MT           Arcelor Mittal (ADR)                                          0.60%          36        64.72        2,330
AXA          AXA S.A. (ADR)                                                0.59%          53        43.76        2,319
BCE          BCE Inc.                                                      0.60%          59        39.33        2,320
DCX          DaimlerChrysler AG                                            0.59%          25        91.89        2,297
DB           Deutsche Bank AG                                              0.60%          16       146.02        2,336
DT           Deutsche Telekom AG (ADR)                                     0.60%         126        18.60        2,344
EON          E.ON AG (ADR)                                                 0.59%          42        55.11        2,315
ECA          EnCana Corp.                                                  0.61%          38        62.11        2,360
E            Eni SpA (ADR)                                                 0.61%          32        74.05        2,370
FTE          France Telecom S.A. (ADR)                                     0.60%          84        27.91        2,344
ING          ING Groep N.V. (ADR)                                          0.60%          52        44.61        2,320
KEP          Korea Electric Power Corporation (ADR)                        0.60%         105        22.17        2,328
LR           Lafarge S.A.                                                  0.60%          51        45.56        2,324
MC           Matsushita Electric Industrial Co., Ltd. (ADR)                0.60%         118        19.88        2,346
NTT          Nippon Telegraph & Telephone Corporation (ADR)                0.60%         104        22.51        2,341
DCM          NTT DoCoMo, Inc. (ADR)                                        0.60%         146        15.96        2,330
PKX          POSCO (ADR)                                                   0.59%          18       126.83        2,283
REP          Repsol YPF, S.A.                                              0.60%          57        40.72        2,321
RDS/A        Royal Dutch Shell Plc (ADR)                                   0.60%          28        82.89        2,321
SLF          Sun Life Financial Inc.                                       0.60%          49        47.90        2,347
TI           Telecom Italia SpA (ADR)                                      0.60%          84        27.92        2,345
VOD          Vodafone Group Plc (ADR)                                      0.60%          71        32.90        2,336
                                                                          _______                               ________


                        Schedule of Investments (cont'd.)

         Georgetown Capital Appreciation(TM) Portfolio, July 2007 Series
                                     FT 1473



                        At the Opening of Business on the
                      Initial Date of Deposit-July 6, 2007




                                                                          Percentage
                                                                          of Aggregate   Number     Market      Cost of
Ticker Symbol and                                                         Offering       of         Value per   Securities to
Name of Issuer of Securities (1)(3)(4)                                    Price          Shares     Share       the Trust (2)
_______________________________                                           _________      ______     _______     _________
Value Line(R) Diversified Target 40 Strategy Stocks (14.99%):
ANF          Abercrombie & Fitch Co. (Class A)                             0.38%          20      $ 73.64      $ 1,473
AET          Aetna Inc.                                                    0.37%          29        50.45        1,463
ATK          Alliant Techsystems Inc. *                                    0.37%          14       102.47        1,435
ARW          Arrow Electronics, Inc. *                                     0.38%          37        39.74        1,470
AZO          AutoZone, Inc. *                                              0.36%          10       140.10        1,401
BLL          Ball Corporation                                              0.37%          27        54.07        1,460
CMC          Commercial Metals Company                                     0.37%          42        34.44        1,446
CSC          Computer Sciences Corporation *                               0.38%          25        59.65        1,491
CAL          Continental Airlines, Inc. *                                  0.37%          39        37.29        1,454
CVH          Coventry Health Care, Inc. *                                  0.37%          24        59.95        1,439
DTV          The DIRECTV Group, Inc. *                                     0.38%          62        23.69        1,469
DST          DST Systems, Inc. *                                           0.38%          18        82.70        1,489
DD           E.I. du Pont de Nemours and Company                           0.37%          28        52.06        1,458
ESRX         Express Scripts, Inc. *                                       0.38%          28        52.72        1,476
GDI          Gardner Denver Inc. *                                         0.37%          33        43.79        1,445
BGC          General Cable Corporation *                                   0.37%          18        79.82        1,437
HP           Helmerich & Payne, Inc.                                       0.37%          41        35.60        1,460
HPC          Hercules Incorporated *                                       0.37%          72        20.28        1,460
HOC          Holly Corporation                                             0.37%          19        75.93        1,443
IBM          International Business Machines Corporation                   0.39%          14       108.05        1,513
IP           International Paper Company                                   0.38%          37        40.01        1,480
KR           The Kroger Co.                                                0.37%          52        28.09        1,461
LEH          Lehman Brothers Holdings Inc.                                 0.38%          20        74.62        1,492
LPNT         LifePoint Hospitals, Inc. *                                   0.37%          36        40.10        1,444
MEE          Massey Energy Company                                         0.37%          58        25.20        1,462
NTY          NBTY, Inc. *                                                  0.37%          33        43.79        1,445
JWN          Nordstrom, Inc.                                               0.37%          29        49.60        1,438
OMC          Omnicom Group Inc.                                            0.38%          28        52.66        1,474
PETM         PetSmart, Inc.                                                0.38%          45        32.53        1,464
RS           Reliance Steel & Aluminum Co.                                 0.37%          25        57.82        1,445
ROST         Ross Stores, Inc.                                             0.37%          47        30.94        1,454
SWY          Safeway Inc.                                                  0.38%          43        34.21        1,471
SEE          Sealed Air Corporation                                        0.38%          47        31.34        1,473
SLGN         Silgan Holdings Inc.                                          0.38%          26        56.38        1,466
TGT          Target Corporation                                            0.38%          23        64.21        1,477
TTC          The Toro Company                                              0.38%          25        59.18        1,479
TRV          The Travelers Companies, Inc.                                 0.38%          27        54.42        1,469
UNH          UnitedHealth Group Incorporated                               0.38%          28        52.45        1,469
WMT          Wal-Mart Stores, Inc.                                         0.37%          30        48.09        1,443
XRX          Xerox Corporation *                                           0.38%          77        19.06        1,468
                                                                         _______                              ________
                  Total Investments                                      100.00%                              $389,435
                                                                         =======                              ========

_____________

See "Notes to Schedule of Investments" on page 11.


Page 10


                    NOTES TO SCHEDULE OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on July 6, 2007. Such purchase contracts are expected to settle within three business days.

(2)The cost of the Securities to the Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of over-the-counter traded Securities at the Evaluation Time on the business day prior to the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. The cost of the Securities to the Sponsor and the Sponsor's loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trust) are $390,691 and $1,256, respectively.

(3)Common stocks of companies headquartered or incorporated outside the United States comprise approximately 24.76% of the investments of the Trust.

(4)Securities of companies in the following sectors comprise the percentage of the investments of the Trust as indicated:
Consumer-Discretionary, 8.09%; Consumer-Staples, 3.31%; Energy, 10.49%; Financial Services, 25.94%; Health Care, 3.55%; Industrials, 10.38%; Information Technology, 11.61%; Materials, 9.39%; Telecommunications Services, 5.88% and Utilities 11.36%.

+ Each Security represents the common stock of a foreign company which trades directly or through an American Depositary Receipt (ADR) on a U.S. national securities exchange.

* This Security has not paid a cash dividend during the 12 months prior to the Initial Date of Deposit.


                                  The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 1473, consists of a single portfolio known as Georgetown Capital
Appreciation(TM) Portfolio, July 2007 Series.

The Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New York as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trust.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 1-800-621-1675, EXT. 1.

How We Created the Trust.

On the Initial Date of Deposit, we deposited a portfolio of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trust in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in the Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments"), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or a merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in the Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trust pays the associated brokerage fees. To reduce this dilution, the Trust will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trust pays the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trust to buy Securities. If we or an affiliate of ours act as agent to the Trust we will be subject to the restrictions under the Investment Company Act of 1940, as amended.

We cannot guarantee that the Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trust. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in the Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Distribution Date. Any Replacement Security the Trust acquires will be identical to those from the failed contract.

                                    Portfolio

Objective.

The objective of the Trust is to provide the potential for an above-average capital appreciation. To achieve this objective, the Trust will invest in the common stocks of companies which are selected by applying five uniquely specialized strategies. While each of these strategies also seeks to provide an above-average total return, each follows a different investment strategy. The Trust seeks to outperform the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500 Index"). We cannot guarantee that the Trust will achieve its objective or that the Trust will make money once expenses are deducted.

Finding the right mix of investments is a key factor to successful investing. Because different investments often react differently to economic and market changes, diversifying among low-correlated investments helps to reduce volatility and also has the potential to enhance your returns. The Georgetown Capital Appreciation(TM) Portfolio, July 2007 Series has been developed for this purpose.

The composition of the Trust on the Initial Date of Deposit is as follows:

- Approximately 25% common stocks which comprise the S&P Target SMid60
Strategy;

- Approximately 25% common stocks which comprise the Target Growth Strategy, formerly known as Target Large-Cap Strategy;

- Approximately 20% common stocks which comprise The Dow (R) Target Dividend Strategy;

- Approximately 15% common stocks which comprise the NYSE(R)
International Target 25 Strategy;

- Approximately 15% common stocks which comprise the Value Line(R) Diversified Target 40 Strategy.

Portfolio Strategies.

S&P Target SMid 60 Strategy.

This small and mid-capitalization strategy is designed to identify stocks with improving fundamental performance and sentiment. The strategy focuses on small and mid-size companies because we believe they are more likely to be in an earlier stage of their economic life cycle than mature large-cap companies. In addition, the ability to take advantage of share price discrepancies is likely to be greater with smaller stocks than with more widely followed large-cap stocks. The S&P Target SMid 60 Strategy stocks are determined as follows:

Step 1: We begin with the stocks that comprise the Standard & Poor's MidCap 400 Index ("S&P MidCap 400") and the Standard & Poor's SmallCap 600 Index ("S&P SmallCap 600") as of six business days prior to the date of this prospectus.

Step 2: We rank the stocks in each index by price to book value and select the best quartile from each index-100 stocks from the S&P MidCap 400 and 150 stocks from the S&P SmallCap 600 with the lowest, but positive, price to book ratio.

Step 3: We rank each remaining stock on three factors:

- Price to cash flow;

- 12-month change in return on assets;

- 3-month price appreciation.

Step 4: We eliminate any stock with a market capitalization of less than $250 million and with average daily trading volume of less than $250,000.

Step 5: The 30 stocks from each index with the highest combined ranking on the three factors set forth in Step 3 are selected for the portfolio.

Step 6: The stocks selected from the S&P MidCap 400 are given approximately twice the weight of the stocks selected from the S&P SmallCap 600.

Target Growth Strategy.

The Target Growth Strategy, formerly known as Target Large-Cap Strategy, invests in stocks with large market capitalizations which have recently exhibited certain positive financial attributes. The Target Growth Strategy stocks are determined as follows:

Step 1:We begin with all stocks traded on a U.S. exchange as of six business days prior to the date of this prospectus and screen for the following:

- Minimum market capitalization of $6 billion;

- Minimum three month average daily trading volume of $5 million; and

- Minimum stock price of $5.

Step 2:We eliminate REITs, American Depositary Receipts, Registered Investment Companies and Limited Partnerships.

Step 3:We select only those stocks with positive one year sales growth.

Step 4:We rank the remaining stocks on three factors:

- Sustainable growth rate;

- Change in return on assets; and

- Recent price appreciation.

Step 5:We purchase an approximately equally-weighted portfolio of the 30 stocks with the highest combined ranking on the three factors, subject to a maximum of six stocks from any one of the ten major market sectors.

The Dow(R) Target Dividend Strategy.

The Dow (R) Target Dividend Strategy selects a portfolio of the 20 stocks from the Dow Jones Select Dividend Index(sm) with the best overall ranking on both the change in return on assets over the last 12 months and price-to-book as a means to achieving its investment objective.

The Dow (R) Target Dividend Strategy stocks are determined as follows:

Step 1: We rank all 100 stocks contained in the Dow Jones Select
Dividend Index(sm) as of six business days prior to the date of this prospectus (best [1] to worst [100]) by:

- Greatest change in return on assets over the last 12 months. An increase in return on assets generally indicates improving business fundamentals.

- Price-to-book. A lower, but positive, price-to-book ratio is generally used as an indication of value.

Step 2: We then select an approximately equally-weighted portfolio of the 20 stocks with the best overall ranking on the two factors for The Dow (R) Target Dividend Strategy.

Companies which, as of the selection date, Dow Jones has announced will be removed from the Dow Jones Select Dividend Index(sm), have been removed from the universe of securities from which The Dow (R) Target Dividend Strategy stocks are selected.

NYSE (R) International Target 25 Strategy.

Incorporating international investments into an overall portfolio can offer benefits such as diversification, reduced volatility and the potential for enhanced performance. The NYSE (R) International Target 25 Portfolio provides investors with a way to strategically invest in foreign companies. The NYSE (R) International Target 25 Strategy stocks are determined as follows:

Step 1:We begin with the stocks that comprise the NYSE International 100 Index(sm) as of six business days prior to the date of this prospectus. The Index consists of the 100 largest non-U.S. stocks trading on the New York Stock Exchange.

Step 2:We screen for liquidity by eliminating companies with average daily trading volume below $300,000 for the prior three months.

Step 3:We rank each remaining stock on two factors:

Factor 1:   Price to book

Factor 2:   Price to cash flow

Lower, but positive, price to book and price to cash flow ratios are generally used as an indication of value.

Step 4:We purchase an approximately equally-weighted portfolio of the 25 stocks with the best overall ranking on the two factors.

Value Line(R) Diversified Target 40 Strategy.

The Value Line(R) Diversified Target 40 Strategy invests in 40 of the 400 stocks that Value Line(R) gives a #1 or #2 ranking for Timeliness(TM) which have recently exhibited certain positive financial attributes. Value Line(R) ranks 1,700 stocks 400 of which are given their #1 or #2 ranking for Timeliness(TM). Value Line(R) bases their rankings on various factors, including long-term trend of earnings, prices, recent earnings, price momentum and earnings surprises. The Value Line(R) Diversified Target 40 Strategy stocks are determined as follows:

Step 1:We start with the 400 stocks which Value Line(R) as of eight business days prior to the date of this prospectus gives their #1 or #2 ranking for Timeliness(TM), remove the stocks of foreign companies and the stocks of companies with market capitalizations of less than $2 billion, and apply the following rankings as of six business days prior to the date of this prospectus.

Step 2:We rank these remaining stocks for sustainable growth rate.

Step 3:We then rank the stocks for their price to sales ratios.

Step 4:Finally, we rank the stocks for value based on their price to cash flow.

Step 5:We add up the numerical ranks achieved by each company in the above steps and select an approximately equally weighted portfolio of the 40 stocks with the highest combined ranking on the three factors, subject to a maximum of eight stocks from any one of the ten major market sectors. For purposes of selecting stocks and weighting the market sectors, consumer-discretionary and consumer-staples are considered separate sectors.

Please note that we applied the strategies which make up the Trust's portfolio at a particular time. If we create additional Units of the Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy at such time. This is true even if a later application of a strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of six business days prior to the date of this prospectus, are the subject of an announced business combination which we expect will happen within six months of the date of this prospectus have been excluded from the universe of securities from which the Trust's Securities are selected.

From time to time in the prospectus or in marketing materials we may identify a portfolio's style and capitalization characteristics to describe a trust. These characteristics are designed to help you better understand how the Trust fits into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Securities, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Security's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth stocks are those with high relative price-to-book ratios while value stocks are those with low relative price-to-book ratios. At least 65% of the stocks in a trust on the trust's initial date of deposit must fall into either the growth or value category for a trust itself to receive the designation. Trusts that do not meet this criteria are designated as blend trusts. Both the weighted average market capitalization of a trust and at least half of the Securities in a trust must fall into the following ranges to determine its market capitalization designation: Small-Cap-less than $2.5 billion; Mid-Cap- $2.5 billion to $10 billion; Large-Cap-over $10 billion. Trusts, however, may contain individual stocks that do not fall into its stated style or market capitalization designation.

Of course, as with any similar investments, there can be no assurance that the objective of the Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trust.

"Dow Jones Industrial Average(sm) ," "Dow(sm)," "Dow Jones Select Dividend Index(sm)" and "DJIA(sm)" are service marks of Dow Jones & Company, Inc. ("Dow Jones") and have been licensed for use for certain purposes by First Trust Advisors L.P., an affiliate of ours. Dow Jones does not endorse, sell or promote the Trust, in particular The Dow (R) Target Dividend Strategy. Dow Jones makes no representation regarding the advisability of investing in such products. Except as noted herein, Dow Jones has not given us a license to use its index.

"NYSE" is a registered trademark of, and "NYSE International 100 Index(sm)" is a service mark of, the New York Stock Exchange, Inc.
and have been licensed for use for certain purposes by First
Trust Portfolios, L.P. The "NYSE International Target 25 Strategy," based on the NYSE International 100 Index(sm) (the "Index"), is not sponsored, endorsed, sold or promoted by NYSE, and NYSE makes no representation regarding the advisability of investing in such products.

"S&P(R)," "S&P 500(R)," "S&P MidCap 400," "S&P SmallCap 600" and
"Standard & Poor's(R)" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by us. The Trust, which incorporates the S&P Target SMid 60 Strategy, is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in such Strategy. Please see the Information Supplement which sets forth certain additional disclaimers and limitations of liabilities on behalf of Standard & Poor's.

"Value Line(R)," "The Value Line Investment Survey," and "Value Line Timeliness(TM) Ranking System" are registered trademarks of Value Line Securities, Inc. or Value Line Publishing, Inc. that have been licensed to First Trust Portfolios L.P. and/or First Trust Advisors, L.P. The Trust, which incorporates the Value Line(R) Diversified Target 40 Strategy, is not sponsored, recommended, sold or promoted by Value Line Publishing, Inc., Value Line, Inc. or Value Line Securities, Inc. ("Value Line"). Value Line makes no representation regarding the advisability of investing in the Trust.

Dow Jones, Standard & Poor's and Value Line are not affiliated with us and have not participated in creating the Trust or selecting the Securities for the Trust. Except as noted herein, none of the index publishers have approved of any of the information in this prospectus.

                                  Risk Factors

Price Volatility. The Trust invests in common stocks. The value of the Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trust is not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time, especially the relatively short 15-month life of the Trust, or that you won't lose money. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Certain of the strategies underlying the Trust use dividend yield as a selection criterion and thus employ a contrarian strategy in which the Securities selected share qualities that have caused them to have lower share prices or higher dividend yields than other common stocks in their peer group. There is no assurance that negative factors affecting the share price or dividend yield of these Securities will be overcome over the life of the Trust or that these Securities will increase in value.

Small-Cap Companies. Certain of the Securities in the Trust are issued by companies with market capitalizations of less than $2.5 billion. Smaller companies present some unique investment risks. Small-caps may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Stocks of smaller companies may be less liquid than those of larger companies and may experience greater price fluctuations than larger companies. In addition, small-cap stocks may not be widely followed by the investment community, which may result in low demand.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.



Financial Services Sector. Because more than 25% of the Trust is invested in securities issued by financial services companies, this Trust is considered to be concentrated in financial services company stocks, which include banks and thrifts, financial services and insurance companies, and investment firms. A portfolio concentrated in a single sector may present more risks than a portfolio broadly diversified over several industries. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. Although recently-enacted legislation repealed most of the barriers which separated the banking, insurance and securities industries, these industries are still extensively regulated at both the federal and state level and may be adversely affected by increased regulations.

Banks and thrifts face increased competition from nontraditional lending sources as regulatory changes, such as the recently enacted financial-services overhaul legislation, permit new entrants to offer various financial products. Technological advances such as the Internet allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data. Brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies are also financial services providers. These companies compete with banks and thrifts to provide traditional financial service products, in addition to their traditional services, such as brokerage and investment advice. In addition, all financial service companies face shrinking profit margins due to new competitors, the cost of new technology and the pressure to compete globally.

Companies involved in the insurance sector are engaged in underwriting, selling, distributing or placing of property and casualty, life or health insurance. Insurance company profits are affected by many factors, including interest rate movements, the imposition of premium rate caps, competition and pressure to compete globally. Property and casualty insurance profits may also be affected by weather catastrophes, acts of terrorism and other disasters. Life and health insurance profits may be affected by mortality rates. Already extensively regulated, insurance companies' profits may also be adversely affected by increased government regulations or tax law changes.


Strategy. Please note that we applied the strategies which make up the Trust's portfolio at a particular time. If we create additional Units of the Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy at such time. This is true even if a later application of a strategy would have resulted in the selection of different securities. There is no guarantee the strategy or the investment objective of the Trust will be achieved. The actual performance of the Trust will be different than the hypothetical returns of the comparative index of the Trust. Because the Trust is unmanaged and follows a strategy, the Trustee will not buy or sell Securities in the event a strategy is not achieving the desired results.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trust. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Loews Corp.-Carolina Group, or of the industries represented by these issuers, may negatively impact the share prices of these Securities. We cannot predict what impact any pending or threatened litigation will have on the share prices of the Securities.

Foreign Stocks. Certain of the Securities in the Trust are issued by foreign companies, which makes the Trust subject to more risks than if it invested solely in domestic common stocks. These Securities are either directly listed on a U.S. securities exchange or are in the form of American Depositary Receipts ("ADRs") which are listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries.

                      Hypothetical Performance Information

The following table compares the hypothetical performance information for the specified combination of the six strategies which comprise the Trust in their respective proportions ("Georgetown Capital Appreciation Strategy") and the actual performance of the S&P 500 Index, in each of the full years listed below (and as of the most recent month).

These hypothetical returns should not be used to predict future performance of the Trust. Returns from the Trust will differ from its strategy for several reasons, including the following:

- Total Return figures shown do not reflect commissions paid by the Trust on the purchase of Securities or taxes incurred by you.

- Strategy returns are for calendar years (and through the most recent month), while the Trust begins and ends on various dates.

- The Trust has a maturity longer than one year.

- The Trust may not be fully invested at all times or equally weighted in each of the strategies or the stocks comprising their respective strategy or strategies.

- Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

- Currency exchange rates may differ.

You should note that the Trust is not designed to parallel movements in any index, and it is not expected that it will do so. In fact, the Trust's strategy underperformed its comparative index in certain years and we cannot guarantee that the Trust will outperform the comparative index over the life of the Trust or over consecutive rollover periods, if available. The performance information for the S&P 500 Index has been included for comparative purposes only. The S&P 500 Index, which consists of 500 large-cap stocks chosen by Standard and Poor's to be representative of the leaders of various industries, does not represent all of the market sectors (such as domestic small-cap and foreign stocks) in which the Trust invests.


           COMPARISON OF TOTAL RETURN(2)
 (Strategy figures reflect the deduction of sales charges and expenses but not brokerage commissions or taxes.)

        Hypothetical Strategy            Index
          Total Returns(1)           Total Returns
           ______________             ___________
             Georgetown               S&P 500
Year    Capital Appreciation           Index
              Strategy
           ______________             ___________
1996        22.46%                      22.94%
1997        40.08%                      33.35%
1998        16.89%                      28.58%
1999        34.23%                      21.04%
2000        13.89%                      -9.10%
2001        14.50%                     -11.88%
2002        -7.50%                     -22.09%
2003        37.94%                      28.67%
2004        23.71%                      10.87%
2005        12.07%                       4.91%
2006        20.69%                      15.78%
2007         9.40%                       6.96%
(thru 6/29)

____________

(1) The Strategy stocks for a given year consist of the common stocks selected by applying the Georgetown Capital Appreciation Strategy as of the beginning of the period (and not the date the Trust actually sells Units).

(2) Total Return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. Total Return figures assume that all dividends are reinvested monthly. Strategy figures reflect the deduction of sales charges and expenses but have not been reduced by estimated brokerage commissions paid by the Trust in acquiring Securities or any taxes incurred by investors. Based on the year-by-year returns contained in the table, over the full years listed above, the Georgetown Capital Appreciation Strategy achieved an average annual total return of 20.09%. In addition, over the full years listed above, the Georgetown Capital Appreciation Strategy achieved a greater average annual total return than the S&P 500 Index, which was 9.66%.

               Past performance is no guarantee of future results.


                                 Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of the Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in the Trust. Securities will be sold to reimburse the Sponsor for the Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of the Trust). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow the Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of the Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for the Trust in "Notes to Statement of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to the Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in the Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of the Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Maximum Sales Charge.

The maximum sales charge is comprised of an initial sales charge and a creation and development fee.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 0.65% of the Public Offering Price and the sum of the remaining creation and development fee (initially $.050 per Unit). This initial sales charge is initially equal to approximately 0.15% of the Public Offering Price of a Unit, but will vary from 0.15% depending on the purchase price of your Units and as the creation and development fee payment is made. When the Public Offering Price per Unit exceeds $10.00, the initial sales charge will exceed 0.15% of the Public Offering Price.

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Units of the Trust may only be purchased by investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts"). Certain Fee Accounts Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Accounts Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Fee Accounts Units by investors whose frequent trading activity we determine to be detrimental to the Trust.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in the Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the

Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in the Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation, as may be the case with certain foreign Securities listed on a foreign securities exchange). For purposes of valuing Securities traded on The Nasdaq Stock Market, closing sale price shall mean the Nasdaq Official Closing Price ("NOCP") as determined by Nasdaq. However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable or, if available but determined by the Evaluator to not be appropriate, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                              Distribution of Units

We intend to qualify Units of the Trust for sale in a number of states. All Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the Trust. This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents will not receive a concession or agency commission on the sale of Units. Pacific West Securities Inc. will receive a concession of up to 0.15% of the Public Offering Price per Unit sold. The concession paid to Pacific West Securities Inc. will be less than 0.15% of the Public Offering Price per Unit on Units sold at a Public Offering Price less than $10 per Unit.

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to the following additional sales concession on primary market sales during the current month of units of unit investment trusts sponsored by us:

Total sales(in millions)                  Additional
                                          Concession
_____________________                     ___________
$25 but less than $100                    0.050%
$100 but less than $150                   0.075%
$150 but less than $250                   0.100%
$250 but less than $500                   0.115%
$500 or more                              0.125%

Dealers and other selling agents will not receive a concession on the sale of Fee Accounts Units, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trust available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell shares of Units of this Trust and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing or purchasing trading systems to process Unit trades. Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a First Trust product, including the Trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding the Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how the Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in the Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of the Trust (which may show performance net of the expenses and charges the Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of the Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of the Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                              The Sponsor's Profits

We will receive a gross sales commission equal to the initial sales charge per Unit for the Trust. We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to the Trust is considered a profit or loss (see Note 2 of "Schedule of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                              The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                              How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units that we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                              Expenses and Charges

The estimated annual expenses of the Trust are listed under "Fee Table." If actual expenses of the Trust exceed the estimate, the Trust will bear the excess. The Trustee will pay operating expenses of the Trust from the Income Account of the Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as Portfolio Supervisor and Evaluator and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trust. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trust. As Sponsor, we will receive brokerage fees when the Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. As authorized by the Indenture, the Trustee may employ a subsidiary or affiliate of the Trustee to act as broker to execute certain transactions for the Trust. The Trust will pay for such services at standard commission rates.

The fees payable to First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of the Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fee paid to us or our affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from the Trust for creating and developing the Trust, including determining the Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from the Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to the Trust's operating expenses and those fees described above, the Trust may also incur the following charges:

- A quarterly license fee (which will fluctuate with the Trust's net asset value) payable by the Trust for the use of certain trademarks and trade names of Dow Jones, the NYSE, Standard & Poor's and/or Value Line(R);

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect the Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of the Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of the Trust;

- Foreign custodial and transaction fees, if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of the Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trust. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trust. If there is not enough cash in the Income or Capital Accounts of the Trust, the Trustee has the power to sell Securities in the Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                                   Tax Status

Federal Tax Matters.

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice and opinion of counsel to the Sponsor. The Internal Revenue Service ("IRS") could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Assets of the Trust.

The Trust is expected to hold shares of stock in corporations (the "Stocks") that are treated as equity for federal income tax purposes. It is possible that the Trust will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. All of the assets held by the Trust constitute the "Trust Assets." Neither our counsel nor we have analyzed the proper federal income tax treatment of the Trust Assets and thus neither our counsel nor we have reached a conclusion regarding the federal income tax treatment of the Trust Assets.

Trust Status.

If the Trust is at all times operated in accordance with the documents establishing the Trust and certain requirements of federal income tax law are met, the Trust will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. This is true even if you elect to have your distributions reinvested into additional Units. In addition, the income from Trust Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or Trust expenses.

Your Tax Basis and Income or Loss upon Disposition.

If the Trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your Units, including sales charges, among the Trust Assets ratably according to their values on the date you acquire your Units. In certain circumstances, however, you may have to adjust your tax basis after you acquire your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits, as discussed below).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These capital gains rates are generally effective for taxable years beginning before January 1, 2011.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

Dividends from Stocks.

Certain dividends received with respect to the Stocks may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied. These special rules relating to the taxation of dividends at capital gains rates generally apply to taxable years beginning before January 1, 2011.

Dividends Received Deduction.

A corporation that owns Units generally will not be entitled to the dividends received deduction with respect to certain dividends received by the Trust, because the dividends received deduction is not available for dividends from most foreign corporations.

Rollovers.

If you elect to have your proceeds from the Trust rolled over into a future series of the Trust, it is considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of the Trust for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Trust Assets under the wash sale provisions of the Internal Revenue Code.

In-Kind Distributions.

Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust Assets when you redeem your Units at any time prior to 30 business days before the Trust's Mandatory Termination Date. However, this ability to request an In-Kind Distribution will terminate at any time that the number of outstanding Units has been reduced to 10% or less of the highest number of Units issued by the Trust. By electing to receive an In-Kind Distribution, you will receive Trust Assets plus, possibly, cash. You will not recognize gain or loss if you only receive whole Trust Assets in exchange for the identical amount of your pro rata portion of the same Trust Assets held by the Trust. However, if you also receive cash in exchange for a Trust Asset or a fractional portion of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional portion.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of your Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by your Trust to the same extent as if you directly paid the expense. You may be required to treat some or all of the expenses of your Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Distributions by the Trust that are treated as U.S. source income (e.g., dividends received on stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by nonresident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you may not be subject to U.S. federal income taxes, including withholding taxes, on some of the income from your Trust or on any gain from the sale or redemption of your Units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

Some distributions by the Trust may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor trust rules, you are considered to have paid directly your share of any foreign taxes that are paid. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes.

If any U.S. investor is treated as owning directly or indirectly 10% or more of the combined voting power of the stock of a foreign corporation, and all U.S. shareholders of that corporation collectively own more than 50% of the vote or value of the stock of that corporation, the foreign corporation may be treated as a controlled foreign corporation (a "CFC"). If you own 10% or more of a CFC (through the Trust and in combination with your other investments) you will be required to include certain types of the CFC's income in your taxable income for federal income tax purposes whether or not such income is distributed to the Trust or to you.

Based on the advice of Carter Ledyard & Milburn LLP, special counsel to the Trust for New York tax matters, under the existing income tax laws of the State and City of New York, assuming that the Trust is not treated as a corporation for federal income tax purposes, it will not be taxed as a corporation for New York State and New York City tax purposes, and the income of the Trust will be treated as the income of the Unit holders in the same manner as for federal income tax purposes. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

                                Retirement Plans

You may purchase Units of the Trust for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                             Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. It is your responsibility to notify the Trustee when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form. All Fee Accounts Units, however, will be held in uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send you:

- A written initial transaction statement containing a description of the Trust;

- A list of the number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you with the following information:

- A summary of transactions in the Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by the Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

                        Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on the Trust's Securities to the Income Account of the Trust. All other receipts, such as return of capital, are credited to the Capital Account of the Trust.

The Trustee will distribute money from the Income and Capital Accounts, as determined at the monthly Record Date, monthly on the last day of each month to Unit holders on the fifteenth day of such month provided the aggregate amount, exclusive of sale proceeds, available for distribution in the Income and Capital Accounts equals at least 0.1% of the net asset value of the Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution, exclusive of sale proceeds, equals or exceeds 0.1% of the net asset value of the Trust. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of the Trust exceed amounts in the Income Account on the Distribution Dates. Distribution amounts will vary with changes in the Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute sale proceeds in the Capital Account, net of amounts designated to meet redemptions, pay the creation and development fee or pay expenses, on the last day of each month to Unit holders of record on the fifteenth day of such month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the IRS. You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of the Trust to pay the creation and development fee. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after the Trust is terminated, unless you are a Rollover Unit holder, you will receive the pro rata share of the money from the sale of the Securities. All Unit holders will receive a pro rata share of any other assets remaining in the Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within the Trust to cover anticipated state and local taxes or any governmental charges to be paid out of the Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust by notifying the Trustee at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of your Trust. There is no sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. Each reinvestment plan is subject to availability or limitation by the Sponsor and each broker/dealer or selling firm. The Sponsor or broker/dealers may suspend or terminate the offering of a reinvestment plan at any time. Please contact your financial professional for additional information. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                              Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such transaction fees. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account of the Trust if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account of the Trust. The IRS will require the Trustee to withhold a portion of your redemption proceeds if it does not have your TIN as generally discussed under "Income and Capital Distributions."

If you tender at least 5,000 Units, or other such amount as required by your broker/dealer, for redemption, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Fee Accounts Unit holders must hold their Units through the end of the initial offering period. No In-Kind Distribution requests submitted during the 30 business days prior to the Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of the Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of the Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in the Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of the Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of the Trust, if any;

4. cash held for distribution to Unit holders of record of the Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by the Trust; and

dividing

1. the result by the number of outstanding Units of the Trust.

During the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                            Investing in a New Trust

The Trust's portfolio has been selected on the basis of capital appreciation potential for a limited time period. When the Trust is about to terminate, you may have the option to roll your proceeds into the next series of the Trust (the "New Trust") if one is available. We intend to create the New Trust in conjunction with the termination of the Trust and plan to apply the same strategy we used to select the portfolio for the Trust to the New Trust.

If you wish to have the proceeds from your Units rolled into a New Trust you must notify the Trustee in writing of your election by the Rollover Notification Date stated in the "Summary of Essential Information." As a Rollover Unit holder, your Units will be redeemed and the underlying Securities sold by the Trustee, in its capacity as Distribution Agent, during the Special Redemption and Liquidation Period. The Distribution Agent may engage us or other brokers as its agent to sell the Securities.

Once all of the Securities are sold, your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject to the initial sales charge and creation and development fee on such units (currently expected to be 0.65% of the Public Offering Price per unit), but not the initial sales charge. Units purchased using proceeds from Fee Accounts Units will generally not be subject to any transactional sales charge.

We intend to create New Trust units as quickly as possible, depending on the availability of the Securities contained in a New Trust's portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New

Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a Rollover Unit holder. See "Tax Status." If you elect not to participate as a Rollover Unit holder ("Remaining Unit holders"), you will not incur capital gains or losses due to the Special Redemption and Liquidation, nor will you be charged any additional transactional sales charge. We may modify, amend or terminate this rollover option upon 60 days notice.

                       Removing Securities from the Trust

The portfolio of the Trust is not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable in order to maintain the qualification of the Trust as a "regulated investment company" in the case of a Trust which has elected to qualify as such;

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to the Trust; or

- As a result of the ownership of the Security, the Trust or its Unit holders would be a direct or indirect shareholder of a passive foreign investment company.

Except in the limited instance in which the Trust acquires Replacement Securities, as described in "The FT Series," the Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trust, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by the Trust, at our instruction they will either be sold or held in the Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account of the Trust for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trust to facilitate selling Securities, exchanged securities or property from the Trust. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of the Trust may be changed.

                      Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trust will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information." The Trust may be terminated earlier:

- Upon the consent of 100% of the Unit holders of the Trust;

- If the value of the Securities owned by the Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in the Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of the Trust not yet sold aggregating more than 60% of the Units of the Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to registered account holders which will specify how certificates, if any, should be tendered to the Trustee. If the Trust is terminated due to this last reason, we will refund your entire sales charge. For various reasons, including Unit holders' participation as Rollover Unit holders, the Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of the Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you do not elect to participate in the Rollover Option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after the Trust is terminated. The Trustee will deduct from the Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

                                 Information on
                        Plotkin Financial Advisors, LLC,
                         Pacific West Securities, Inc.,
                       the Sponsor, Trustee and Evaluator

Plotkin Financial Advisors, LLC and
Pacific West Securities, Inc.

Plotkin Financial Advisors, LLC's principal office is located at 8401 Connecticut Avenue, Suite 403, Chevy Chase, Maryland 20815. It provides wealth management services on behalf of its clients. These services include customized financial planning, professional asset management, and income & estate tax optimization strategies. Plotkin Financial Advisors, LLC provides securities offered through Pacific West Securities, Inc., a broker/dealer member of SIPC and the NASD, located at 555 South Renton Village Place, 700, Renton, Washington 98055. As an independent advisor, Plotkin Financial Advisors, LLC is not affiliated with Pacific West Securities, Inc.

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we took over the First Trust product line and act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

The First Trust product line commenced with the first insured unit investment trust in 1974. To date we have deposited more than $85 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the NASD and Securities Investor Protection
Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number (630) 241-4141. As of December 31, 2006, the total consolidated partners' capital of First Trust Portfolios L.P. and subsidiaries was $50,884,373 (audited).

This information refers only to us and not to the Trust or to any series of the Trust or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trust have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust.

The Trustee.

The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone (800) 813-3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trust; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                                Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter Ledyard & Milburn LLP acts as the Trustee's counsel, as well as special New York tax counsel for the Trust.

Experts.

The Trust's statement of net assets, including the schedule of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

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Page 30


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Page 31


                                 First Trust(R)

         Georgetown Capital Appreciation(TM) Portfolio, July 2007 Series
                                     FT 1473

                                    Sponsor:

                           FIRST TRUST PORTFOLIOS L.P.

                              1001 Warrenville Road
                              Lisle, Illinois 60532
                                 1-630-241-4141

                                    Trustee:

                              The Bank of New York

                               101 Barclay Street
                            New York, New York 10286
                                 1-800-813-3074
                              24-Hour Pricing Line:
                                 1-800-446-0132

                            ________________________

     When Units of the Trust are no longer available, this prospectus may be used as a preliminary prospectus
        for a future series, in which case you should note the following:

    THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE
      MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE
    COMMISSION. NO SECURITIES CAN BE SOLD IN ANY STATE WHERE A SALE WOULD BE
                                    ILLEGAL.
                            ________________________

      This prospectus contains information relating to the above-mentioned unit investment trust, but does not contain all of the information about this investment company as filed with the SEC in Washington, D.C. under the:

                -  Securities Act of 1933 (file no. 333-143942) and

                -  Investment Company Act of 1940 (file no. 811-05903)

        Information about the Trust, including its Code of Ethics, can be reviewed and copied at the SEC's Public Reference Room in Washington
     D.C. Information regarding the operation of the SEC's Public Reference
           Room may be obtained by calling the SEC at 1-202-942-8090.

     Information about the Trust is available on the EDGAR Database on the
                             SEC's Internet site at
                              http://www.sec.gov.

                     To obtain copies at prescribed rates -

              Write: Public Reference Section of the SEC
                     100 F Street, N.E.
                     Washington, D.C. 20549
     e-mail address: publicinfo@sec.gov



                                  July 6, 2007



               PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE


Page 32


                             First Trust(R)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 1473 not found in the prospectus for the Trust. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.



This Information Supplement is dated July 6, 2007. Capitalized terms have been defined in the prospectus.



                                Table of Contents

Dow Jones & Company, Inc.                                       1
New York Stock Exchange                                         2
Standard & Poor's                                               2
Value Line Publishing, Inc.                                     3
Risk Factors
   Securities                                                   3
   Small-Cap Companies                                          3
   Dividends                                                    4
   Foreign Issuers                                              4
Litigation
   Tobacco Industry                                             5
Concentration
   Financial Services                                           5
Securities
   S&P Target SMid60 Strategy Stocks                            8
   Target Growth Strategy Stocks                               11
   The Dow(R) Target Dividend Strategy Stocks                  13
   NYSE(R) International Target 25 Strategy Stocks             14
   Value Line(R) Diversified Target 40 Strategy Stocks         16

Dow Jones & Company, Inc.

The Trust is not sponsored, endorsed, sold or promoted by Dow Jones & Company, Inc. ("Dow Jones"). Dow Jones makes no representation or warranty, express or implied, to the owners of the Trust or any member of the public regarding the advisability of investing in securities generally or in the Trust particularly. Dow Jones' only relationship to the Sponsor is the licensing of certain trademarks, trade names and service marks of Dow Jones, the Dow Jones Industrial Average(sm) and of the Dow Jones Select Dividend Index(sm), which are determined, composed and calculated by Dow Jones without regard to the Sponsor or the Trust. Dow Jones has no obligation to take the needs of the Sponsor or the owners of the Trust into consideration in determining, composing or calculating the Dow Jones Industrial Average(sm) or the Dow Jones Select Dividend Index(sm). Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Trust to be issued or in the determination or calculation of the equation by which the Trust is to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the Trust.

DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGE(SM), THE DOW JONES SELECT DIVIDEND INDEX(sm) OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE SPONSOR, OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGE(SM), THE DOW JONES SELECT DIVIDEND INDEX(sm) OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES,

OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGE(SM), THE DOW JONES SELECT DIVIDEND INDEX(sm) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

New York Stock Exchange

"NYSE (R)" is a registered trademark of, and "NYSE International 100 Index(SM)" is a service mark of, New York Stock Exchange, Inc. ("NYSE"). NYSE has no relationship to First Trust Portfolios L.P. other than the licensing of the "NYSE International 100 Index(SM)" and the trademark and service mark referenced above for use in connection with the NYSE
(R) International Target 25 Strategy and the Georgetown Capital Appreciation Portfolio, July 2007 Series.

NYSE does not: sponsor, endorse, sell or promote the NYSE (R) International Target 25 Strategy or the Georgetown Capital Appreciation Portfolio, July 2007 Series; recommend that any person invest in the NYSE (R) International Target 25 Strategy or the Georgetown Capital Appreciation Portfolio, July 2007 Series or any other securities; have any responsibility or liability for or make any decision about the timing, amount or pricing of the NYSE (R) International Target 25 Strategy or the Georgetown Capital Appreciation Portfolio, July 2007 Series; have any responsibility or liability for the administration, management or marketing of the NYSE (R) International Target 25 Strategy or the Georgetown Capital Appreciation Portfolio, July 2007 Series; consider the needs of the NYSE (R) International Target 25 Strategy or the Georgetown Capital Appreciation Portfolio, July 2007 Series or the owners of the NYSE (R) International Target 25 Strategy or the Georgetown Capital Appreciation Portfolio, July 2007 Series in determining, composing or calculating the NYSE International 100 Index(SM) or have any obligation to do so.

NYSE will not have any liability in connection with the NYSE (R) International Target 25 Strategy or the Georgetown Capital Appreciation Portfolio, July 2007 Series. Specifically, NYSE does not make any warranty, express or implied, and NYSE disclaims any warranty about: the results to be obtained by the NYSE (R) International Target 25 Strategy or the Georgetown Capital Appreciation Portfolio, July 2007 Series, the owner of the NYSE (R) International Target 25 Strategy or the Georgetown Capital Appreciation Portfolio, July 2007 Series, or any other relevant person in connection with the use of the Index and the data included in the Index; the accuracy or completeness of the Index and its data; the merchantability or fitness for a particular purpose or use of the Index and its data. NYSE will have no liability for any errors, omissions or interruptions in the Index or its data. Under no circumstances will NYSE be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if NYSE knows that they might occur. The licensing agreement between First Trust Portfolios L.P. and NYSE is solely for their benefit and not for the benefit of the owners of the NYSE (R) International Target 25 Strategy or the Georgetown Capital Appreciation Portfolio, July 2007 Series or any other third parties.

Standard & Poor's

The Trust is not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P makes no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly or the ability of either the S&P 500 Index, the S&P MidCap 400 Index or the S&P SmallCap 600 Index to track general stock market performance. S&P's only relationship to the licensee is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index, the S&P MidCap 400 Index and the S&P SmallCap 600 Index, which are determined, composed and calculated by S&P without regard to the licensee or the Trusts. S&P has no obligation to take the needs of the licensee or the owners of the Trusts into consideration in determining, composing or calculating the S&P 500 Index, the S&P MidCap 400 Index or the S&P SmallCap 600 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Trusts or the timing of the issuance or sale of the Trusts or in the determination or calculation of the equation by which the Trusts are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Trust.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX, THE S&P MIDCAP 400 INDEX OR THE S&P SMALL CAP 600 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500

INDEX, THE S&P MIDCAP 400 INDEX OR THE S&P SMALL CAP 600 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX, THE S&P MIDCAP 400 INDEX OR THE S&P SMALL CAP 600 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

Value Line Publishing, Inc.

Value Line Publishing, Inc.'s ("VLPI") only relationship to First Trust Portfolios L.P. and/or First Trust Advisors L.P. is VLPI's licensing to First Trust Portfolios L.P. and/or First Trust Advisors L.P. of certain VLPI trademarks and trade names and the Value Line(R) Timeliness(TM) Ranking System (the "System"), which is composed by VLPI without regard to First Trust Portfolios L.P. or First Trust Advisors L.P., this Product or any investor. VLPI has no obligation to take the needs of First Trust Portfolios L.P. and/or First Trust Advisors L.P. or any investor in the Product into consideration in composing the System. The Product results may differ from the hypothetical or published results of the Value Line(R) Timeliness(TM) Ranking System. VLPI is not responsible for and has not participated in the determination of the prices and composition of the Product or the timing of the issuance for sale of the Product or in the calculation of the equations by which the Product is to be converted into cash.

VLPI MAKES NO WARRANTY CONCERNING THE SYSTEM, EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY IMPLIED WARRANTIES ARISING FROM USAGE OF TRADE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND VLPI MAKES NO WARRANTY AS TO THE POTENTIAL PROFITS OR ANY OTHER BENEFITS THAT MAY BE ACHIEVED BY USING THE SYSTEM OR ANY INFORMATION OR MATERIALS GENERATED THEREFROM. VLPI DOES NOT WARRANT THAT THE SYSTEM WILL MEET ANY REQUIREMENTS OR THAT IT WILL BE ACCURATE OR ERROR-FREE. VLPI ALSO DOES NOT GUARANTEE ANY USES, INFORMATION, DATA OR OTHER RESULTS GENERATED FROM THE SYSTEM. VLPI HAS NO OBLIGATION OR LIABILITY (I) IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR TRADING OF THE PRODUCT; OR (II) FOR ANY LOSS, DAMAGE, COST OR EXPENSE SUFFERED OR INCURRED BY ANY INVESTOR OR OTHER PERSON OR ENTITY IN CONNECTION WITH THIS PRODUCT, AND IN NO EVENT SHALL VLPI BE LIABLE FOR ANY LOST PROFITS OR OTHER CONSEQUENTIAL, SPECIAL, PUNITIVE, INCIDENTAL, INDIRECT OR EXEMPLARY DAMAGES IN CONNECTION WITH THE PRODUCT.

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Small-Cap Companies. While historically small-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small-cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Foreign Issuers. Since certain of the Securities in the Trust consist of securities of foreign issuers, an investment in the Trust involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for such Trusts.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the United States dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities. See "Exchange Rate" below.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to such Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to such Trusts. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trusts and on the ability of such Trusts to satisfy their obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to a Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by a Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trusts will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Litigation

Tobacco Industry. Certain of the issuers of Securities in the Trust may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for healthcare expenditures, aggregate many billions of dollars.

In November 1998, five of the largest tobacco companies in the United States entered into the Tobacco Master Settlement Agreement ("MSA") with 46 states to settle state lawsuits to recover costs associated with treating smoking-related illnesses. According to the MSA, the tobacco industry is projected to pay the settling states in excess of $200 billion over the next 25 years. Four states settled their tobacco cases separately from the MSA.

In March 2001, five states initiated court proceedings to stop R.J. Reynolds Tobacco Company ("R.J. Reynolds") from violating provisions of the MSA. The lawsuits, filed in state courts of Arizona, California, New York, Ohio and Washington, seek enforcement of restrictions on marketing, advertising and promotional activities that R.J. Reynolds agreed to under the terms of the MSA. In June 2002, a California court ruled that R.J. Reynolds unlawfully placed cigarette ads in magazines with a large percentage of readers aged 12-17, in violation of the MSA. As a result, R.J. Reynolds was ordered to pay $20 million in sanctions plus attorneys' fees and costs. An Arizona court also found R.J. Reynolds had violated the MSA. In July 2004, R.J. Reynolds and Brown & Williamson Tobacco Corporation ("B&W") combined R.J. Reynolds and the U.S. assets, liabilities and operations of B&W to form Reynolds American Inc.

On December 15, 2005, the Illinois Supreme Court reversed a $10.1 billion verdict against Altria Group's Philip Morris USA division ("Philip Morris") in what is known as the Price case, ordering a lower court to dismiss the case in which the company was accused of defrauding customers into thinking "light" cigarettes were safer than regular ones. The Court held that the Federal Trade Commission specifically authorized the use of "light" and "low tar" to describe the cigarettes, and, therefore, Philip Morris is not liable under Illinois law. The initial $10.1 billion judgment in the Price case was handed down against Philip Morris by a trial court judge in March 2003. The Illinois Supreme Court took the unusual step of bypassing the appellate court in hearing the case on appeal directly from the trial court. The size of the original award put the company at risk for filing bankruptcy protection. In addition, because Philip Morris accounts for more than half of the annual tobacco-settlement payments to the states under the 1998 MSA, such payments could have been in jeopardy. On May 5, 2006 the Illinois Supreme Court denied the plaintiff's motion for a rehearing.

In a suit brought by the Department of Justice against Altria and other cigarette companies, a U.S. District Court ruled on August 17, 2006, that the defendants violated the Racketeer Influenced and Corrupt Organizations Act ("RICO"). However, the court refused to grant the $10 billion smoking cessation campaign and $4 billion youth counter-marketing campaign remedies requested by the government. The court did rule that Philip Morris must remove "light" and "ultra light" from its packaging. Altria is appealing this verdict.

On July 6, 2006, the Florida Supreme Court decertified a class and overturned a trial court's $145 billion punitive damages award against Philip Morris as excessive and improper as a matter of law. However, Philip Morris also faces several other potential class actions claiming that the marketing of "light" cigarettes deceived people into believing they are healthier, although those cases are not now perceived as a threat given the Price decision.

Additional pending and future litigation and/or legislation could adversely affect the value, operating revenues, financial position and sustainability of tobacco companies. The Sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such Securities and the value of Units of Trusts containing such Securities.


Concentration

Financial Services. An investment in Units of the Trust should be made with an understanding of the problems and risks inherent in the bank and financial services sector in general. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Bank and thrift institutions had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act; enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991 and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of the Securities in a Trust's portfolio cannot be predicted with certainty. The Gramm-Leach-Bliley Act repealed most of the barriers set up by the 1933 Glass-Steagall Act which separated the banking, insurance and securities sectors. Now banks, insurance companies and securities firms can merge to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation will likely result in increased merger activity and heightened competition among existing and new participants in the field. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations, and legislation to liberalize interstate banking has recently been signed into law. Under the legislation, banks will be able to purchase or establish subsidiary banks in any state, one year after the legislation's enactment. Since mid-1997, banks have been allowed to turn existing banks into branches. Consolidation is likely to continue. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the sector, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in a Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks and thrifts face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers as has been recently enacted. Among other benefits, the legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on a Trust's portfolio.

The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.

Companies involved in the insurance sector are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance sector include brokerage, reciprocals, claims processors and multiline insurance companies. Insurance company profits are affected by interest rate levels, general economic conditions, and price and marketing competition. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

In addition to the normal risks of business, companies involved in the insurance sector are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition;
(ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; and (viii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables.

The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National

Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance sector in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance sector, or what effect, if any, such legislation would have on the sector.

All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance sector is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRP's"). Superfund and the mini-Superfunds ("Environmental Clean-up Laws or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRP's fail to do so, and to assign liability to PRP's. The extent of liability to be allocated to a PRP is dependent on a variety of factors. The extent of clean-up necessary and the assignment of liability has not been fully established. The insurance sector is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.

While current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this sector are quite volatile, and often exceed the volatility levels of the market as a whole. Recently, ongoing consolidation in the sector and the strong stock market has benefited stocks which investors believe will benefit from greater investor and issuer activity. Major determinants of future earnings of these companies are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the Securities included in the Trust will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.


Securities

The following information describes the common stocks selected through the application of each of the Strategies which comprise the Trust described in the prospectus.

                   S&P Target SMid 60 Strategy Stocks


3Com Corporation, headquartered in Santa Clara, California, offers a broad range of networking products which connect people and organizations to information. Products include routers, switches, hubs, remote access concentrators, and network management software for Ethernet, Token Ring, Fiber Distributed Data Interface, Asynchronous Transfer Mode and other high-speed technologies.

Adaptec, Inc., headquartered in Milpitas, California, designs, makes and markets hardware and software products that enhance data transfer rates between computers, peripherals and networks. The company's
"Input/Output," connectivity and network products are incorporated into the systems and products of major computer and peripheral makers worldwide.

Alliant Energy Corporation, headquartered in Madison, Wisconsin, operates as the holding company for Interstate Power and Light Company and Wisconsin Power and Light Company. The company engages in the generation, transmission, distribution, and sale of electric energy; and the purchase, distribution, transportation, and sale of natural gas in Iowa, Minnesota, Wisconsin, and Illinois.

American Financial Group, Inc., headquartered in Cincinnati, Ohio, is a holding company which, through subsidiaries, is engaged primarily in property and casualty insurance, focusing on specialized commercial products for businesses, and in the sale of retirement annuities, life and supplemental health insurance products.

AmeriCredit Corp., headquartered in Fort Worth, Texas, is a national consumer finance company specializing in purchasing, securitizing and servicing automobile loans.

Arrow Electronics, Inc., headquartered in Melville, New York, is a distributor of electronic components and computer products to industrial and commercial customers through a global distribution network spanning North America, Europe and the Asia/Pacific region.

Atmos Energy Corporation, headquartered in Dallas, Texas, primarily distributes and sells natural gas to residential, commercial, industrial, agricultural and other customers in service areas located in Texas, Colorado, Georgia, Illinois, Iowa, Kansas, Kentucky, Louisiana, Missouri, Tennessee and Virginia.

BankUnited Financial Corporation (Class A), headquartered in Coral Gables, Florida, is a savings and loan holding company for BankUnited, FSB, a federally chartered savings bank.

Belo Corp. (Class A), headquartered in Dallas, Texas, is a media company with a diversified group of television broadcasting, newspaper publishing, cable news and interactive media operations.

Benchmark Electronics, Inc., headquartered in Angleton, Texas, provides contract manufacturing and design services to original equipment manufacturers. The company specializes in the assembly of printed circuit boards with computer-automated equipment using surface mount and pin-through-hole interconnection technologies.

Black Hills Corporation, headquartered in Rapid City, South Dakota, is an electric utility serving customers in South Dakota, Wyoming and Montana.

Brooks Automation Inc., headquartered in Chelmsford, Massachusetts, develops, makes and supplies vacuum central wafer handling systems and modules for the semiconductor process equipment industry; and central substrate handling systems and modules for the flat panel display manufacturing industry.

CIBER, Inc., headquartered in Greenwood Village, Colorado, and its subsidiaries provide information technology (IT) system integration consulting and other IT services to companies across most major industries and governmental agencies. The company also resells certain IT hardware and software products.

Cimarex Energy Co., headquartered in Denver, Colorado, is engaged in oil and gas exploration and production and gas marketing, with exploration and development activities primarily in Louisiana, Oklahoma, Texas and the Hugoton Field of western Kansas.

The Commerce Group, Inc., headquartered in Webster, Massachusetts, provides personal and commercial property and casualty insurance in Massachusetts. The company offers motor vehicle, homeowners, inland marine, fire, general liability, and commercial insurance. The company also originates residential and commercial mortgages on a limited basis within Massachusetts and Connecticut.

Corus Bankshares, Inc., headquartered in Chicago, Illinois, is the bank holding company for Corus Bank N.A., which provides consumer and corporate banking products and services.

Downey Financial Corp., headquartered in Newport Beach, California, operates as the holding company for Downey Savings and Loan Association, F.A., which offers various banking and financial services to individual and corporate customers primarily in California.

Esterline Technologies Corporation, headquartered in Bellevue,
Washington, primarily serves aerospace and defense customers with products for avionics, propulsion and guidance systems.

Everest Re Group, Ltd., headquartered in St. Michael, Barbados, through its wholly-owned subsidiary Everest Reinsurance Company, is engaged in the underwriting of property and casualty reinsurance on a treaty and facultative basis for insurance and reinsurance companies in the United States and selected international markets.

FirstFed Financial Corp., headquartered in Santa Monica, California, is the savings and loan holding company for First Federal Bank of California.

Flagstar Bancorp, Inc., headquartered in Troy, Michigan, is a holding company for Flagstar Bank, FSB, which provides mortgage and retail banking services.

Fremont General Corporation, headquartered in Santa Monica, California, is a financial services holding company engaged primarily in real estate lending through its industrial bank subsidiary, Fremont Investment & Loan.

G&K Services, Inc., headquartered in Minnetonka, Minnesota, leases and maintains uniforms and other textile products. The company supplies work clothes, anti-static and particle-free garments, dress clothes for supervisory personnel, floor mats, dust mops, wiping towels and linens. The company serves the pharmaceutical, electronic, transportation, healthcare and auto service industries in the United States, and the Canadian provinces of Ontario and Quebec.

Gibraltar Industries Inc., headquartered in Buffalo, New York, is a processor of a broad array of high value-added, technically sophisticated steel and other metal products.

Group 1 Automotive, Inc., headquartered in Houston, Texas, is an operator and consolidator in the automotive retailing industry. The company owns dealerships located in Texas, Colorado, Florida, Georgia, Louisiana, New Mexico and Oklahoma.

Hanover Insurance Group Inc., headquartered in Worcester, Massachusetts, through its subsidiaries, provides financial products and services in the areas of property, casualty and life insurance in the United States.

HCC Insurance Holdings, Inc., headquartered in Houston, Texas, provides property and casualty, surety, group life, and accident and health insurance products and related agency and reinsurance brokerage services in the United States, the United Kingdom, Spain, Ireland, and Bermuda.

Horace Mann Educators Corporation, headquartered in Springfield,
Illinois, an insurance holding company, markets and underwrites personal lines of property and casualty and life insurance and retirement annuities.

IDACORP, Inc., headquartered in Boise, Idaho, a holding company, is a public utility engaged in the generation, purchase, transmission, distribution and sale of electricity in Idaho, Nevada and Oregon.

IndyMac Bancorp, Inc., headquartered in Pasadena, California, is in the business of design, manufacturing and distribution of cost-efficient financing for the acquisition, development and improvement of single-family homes.

Intersil Corporation, headquartered in Irvine, California, is a systems oriented designer and manufacturer of analog and digital integrated circuits and discrete semiconductors for the communications market.

JAKKS Pacific, Inc., headquartered in Malibu, California, develops, markets and distributes a variety of toys and electronic products for children including specialty dolls and related accessories; toys featuring popular entertainment properties and characters; and collectible and toy vehicles.

Jo-Ann Stores, Inc., headquartered in Hudson, Ohio, operates as a specialty retailer of crafts in the United States.

LifePoint Hospitals, Inc., headquartered in Brentwood, Tennessee, is engaged primarily in the operation and management of healthcare facilities, in particular, general, acute care hospitals in non-urban communities in the United States.

Mohawk Industries, Inc., headquartered in Calhoun, Georgia, designs and manufactures woven and tufted broadloom carpet and rugs for principally residential applications.

Overseas Shipholding Group, Inc., headquartered in New York, New York, an independent bulk shipping company, engages in the ocean transportation of crude oil and petroleum products.

O'Charley's Inc., headquartered in Nashville, Tennessee, owns and operates "O'Charley's" restaurants located in 13 southern and midwestern states, and "Stoney River Legendary Steaks" restaurants in suburban Atlanta, Georgia.

Pericom Semiconductor Corporation, headquartered in San Jose,
California, designs, develops and markets interface integrated circuits for the transfer, routing and timing of high-speed digital and analog signals. Interface IC's transfer, route and time electrical signals among a system's microprocessor, memory and peripherals, and enable high signal quality and full utilization of the available speed and bandwidth.

Photronics, Inc., headquartered in Jupiter, Florida, manufactures photomasks which are photographic quartz plates containing microscopic images of electronic circuits used as masters to transfer circuit patterns onto semiconductor wafers.

Pogo Producing Company, headquartered in Houston, Texas, engages in the exploration for, development, acquisition, and production of oil and gas in North America, both onshore and offshore, and in New Zealand.

PolyOne Corporation, headquartered in Avon Lake, Ohio, serves as a polymer services company worldwide.

ProAssurance Corporation, headquartered in Birmingham, Alabama, is a risk management and claims defense company with a license to write business across the United States. The company provides medical professional liability insurance to policyholders throughout the United States and also provides automobile, homeowners, umbrella and boat coverages for educational employees and their families.

Protective Life Corporation, headquartered in Birmingham, Alabama, through its subsidiaries, engages in the production, distribution, and administration of insurance and investment products in the United States.

Puget Energy, Inc., headquartered in Bellevue, Washington, is a holding company for Puget Sound Energy, a regulated utility providing electric and gas service to Western Washington and InfrastruX, which provides contracting services to electric power, telecom and natural gas markets.

RehabCare Group, Inc., headquartered in St. Louis, Missouri, is a provider of temporary healthcare staffing and therapy program management for hospitals and long-term care facilities.

RF Micro Devices, Inc., headquartered in Greensboro, North Carolina, designs, develops and markets proprietary radio frequency integrated circuits for wireless communications applications such as cellular, cordless telephony, wireless security and remote meter reading.

Rudolph Technologies, Inc., headquartered in Flanders, New Jersey, engages in the design, development, manufacture and sale of process control metrology, defect inspection and data analysis systems for semiconductor device manufacturers worldwide.

Safety Insurance Group, Inc., headquartered in Boston, Massachusetts, is a provider of private passenger automobile insurance in Massachusetts. The company also offers a portfolio of other insurance products, including commercial automobile, homeowners, dwelling fire, umbrella and business owner policies.

Selective Insurance Group, Inc., headquartered in Branchville, New Jersey, offers property and casualty insurance products and services through its subsidiaries.

Sierra Pacific Resources, headquartered in Reno, Nevada, operates as the holding company for Nevada Power Company and Sierra Pacific Power
Company which engage in the distribution, transmission, generation and sale of electric energy.

Spherion Corporation, headquartered in Fort Lauderdale, Florida, provides staffing, recruiting, and workforce solutions in North America.

Swift Energy Company, headquartered in Houston, Texas, is engaged in developing, exploring, acquiring and operating oil and gas properties, with a focus on onshore and inland waters oil and natural gas reserves in Texas and Louisiana, and onshore oil and natural gas reserves in New Zealand.

Tredegar Corporation, headquartered in Richmond, Virginia, through its subsidiaries, engages in the manufacture and marketing of plastic films and aluminum extrusions in the United States and Canada.

United Fire & Casualty Company, headquartered in Cedar Rapids, Iowa, is engaged in the business of writing property and casualty insurance and life insurance in the United States through its subsidiaries.

United Rentals, Inc., headquartered in Greenwich, Connecticut, operates as an equipment rental company in North America.

Unitrin, Inc., headquartered in Chicago, Illinois, is engaged in the property and casualty insurance, life and health insurance and consumer finance businesses. Product lines include automobile, homeowners, commercial multi-peril, motorcycle, boat and watercraft, fire, casualty, workers compensation and other types of property and casualty insurance.

Vishay Intertechnology, Inc., headquartered in Malvern, Pennsylvania, makes and supplies passive electronic components, including resistors, capacitors and inductors, used in a broad range of products containing electronic circuitry. The company offers most of its product types in surface mount device form and in the traditional leaded device form.

Werner Enterprises, Inc., headquartered in Omaha, Nebraska, is a transportation company engaged in hauling truckload shipments of general commodities in both interstate and intrastate commerce.

Westar Energy, Inc., headquartered in Topeka, Kansas, engages in the generation, transmission, and distribution of electricity in Kansas.

WGL Holdings Inc., headquartered in Washington, D.C., is a holding company that, through its subsidiaries, sells and delivers natural gas, and provides a variety of energy-related products and services to customers in the metropolitan areas of Washington, D.C., Maryland and Virginia.


                          Target Growth Strategy Stocks


Accenture Ltd., headquartered in Hamilton, Bermuda, provides management consulting, technology services, and outsourcing services. The company operates in five segments: Communications and High Tech, Financial Services, Products and Services, Resources, and Government.

Alcon, Inc., headquartered in Hunenberg, Switzerland, develops, manufactures and markets pharmaceuticals, surgical equipment and devices and consumer eye care products that treat eye diseases and disorders and promote the general health and function of the human eye.

Allegheny Technologies, Inc., headquartered in Pittsburgh, Pennsylvania, operates in three business segments: flat-rolled products, high-performance metals and industrial products.

Apple Inc., headquartered in Cupertino, California, designs, makes and markets microprocessor-based personal computers and related personal computing and communicating solutions for sale mainly to education, creative, home, business and government customers.

Axis Capital Holdings Limited, headquartered in Hamilton, Bermuda, through its subsidiaries, provides various insurance and reinsurance products to insureds and reinsureds.

Baker Hughes Incorporated, headquartered in Houston, Texas, is engaged in the oilfield and process industry segments. The company also manufactures and sells other products and provides services to industries that are not related to the oilfield or continuous process industries.

Celanese Corporation, headquartered in Dallas, Texas, engages in the production and sale of industrial chemicals. The company operates through four segments: chemical products, technical polymers, acetate products and performance products.

Coach, Inc., headquartered in New York, New York, designs, produces and markets leather goods and accessories. Products include handbags, business cases, luggage and travel accessories. The company markets its products internationally.

Corning Incorporated, headquartered in Corning, New York, with subsidiaries, manufactures and sells optical fiber, cable, hardware and components for the global telecommunications industry; ceramic emission control substrates used in pollution-control devices; and plastic and glass laboratory products. The company also produces high-performance displays and components for television and other communications-related industries.

Cummins Inc., headquartered in Columbus, Indiana, designs, manufactures, distributes and services diesel and natural gas engines. The company also produces electric power generation systems and engine-related products, such as filtration and emissions solutions, fuel systems, controls and air handling systems. The company's products are used by customers in a wide variety of automotive and industrial markets and for power generation.

Foster Wheeler Ltd., incorporated in Bermuda and headquartered in Clinton, New Jersey, provides a range of design, engineering, construction, manufacturing, project development and management, research and plant operation services.

Franklin Resources, Inc., headquartered in San Mateo, California, provides U.S. and international individual and institutional investors with a broad range of investment products and services designed to meet varying investment objectives.

Garmin Ltd., headquartered in George Town, Grand Cayman, the Cayman Islands, is a provider of navigation, communications, and information devices, most of which are enabled by Global Positioning System (GPS) technology.

Grant Prideco, Inc., headquartered in Houston, Texas, manufactures and supplies oilfield drill pipe and other drill stem products, as well as engineered connections, and tubing and casing.

Joy Global Inc., headquartered in Milwaukee, Wisconsin, manufactures and markets underground mining machinery and surface mining equipment.

Lam Research Corporation, headquartered in Fremont, California, designs, manufactures, markets and services semiconductor processing equipment used in the fabrication of integrated circuits.

Loews Corp.-Carolina Group, headquartered in New York, New York, was created by Loews Corporation, a holding company, to track the performance of Lorillard, Inc., Loews' wholly-owned subsidiary, which is engaged in the production and sale of cigarettes.

McDermott International, Inc., incorporated in Panama and headquartered in Houston, Texas, through its subsidiaries, provides engineering, procurement, and project management services for customers involved in the production of energy worldwide.

MEMC Electronic Materials, Inc., headquartered in St. Peters, Missouri, is engaged in the design, manufacture and sale of electronic-grade silicon wafers for the semiconductor industry.

Millicom International Cellular S.A., headquartered in Bertrange,
Luxembourg, develops and operates cellular telephone networks under licenses in numerous countries, mainly in emerging markets in Africa, Asia, Europe and Latin America.

Precision Castparts Corp., headquartered in Portland, Oregon, makes complex metal components and products, serving a wide variety of aerospace and general industrial applications. The company manufactures large, complex structural investment castings and airfoil castings used in jet aircraft engines. In addition, the company has expanded into the industrial gas turbine, fluid management, industrial metalworking tools and machines and other metal products markets.

Research in Motion Limited, headquartered in Waterloo, Ontario, Canada, designs, makes and markets wireless consumer and business-to-business electronic access products for the mobile communications market. The company's products include two-way pagers, wireless personal computer card adapters, software connectivity tools and embedded wireless radios.

Rogers Communications, Inc. (Class B), headquartered in Toronto,
Ontario, Canada, through its subsidiaries, provides communications, entertainment and information services in Canada.

Schlumberger Limited, incorporated in the Netherland Antilles and headquartered in New York, New York, supplies products and services to the petroleum industry. The company's oilfield services cover exploration, production and completion services; and its "Omnes" unit provides information technology and communications services to oil and gas concerns.

Southern Copper Corporation, headquartered in Phoenix, Arizona, engages in mining of open pit mines; milling and flotation of copper ore to produce copper concentrates; smelting of copper concentrates to produce blister copper and refining blister copper to produce copper cathodes. The company operates the Toquepala and Cuajone open pit mines in the Andes, Peru; and the Cananea mine and La Caridad mine in northern Mexico.

Terex Corporation, headquartered in Westport, Connecticut, is a global manufacturer of equipment for the construction, infrastructure and mining industries.

Tesoro Corporation, headquartered in San Antonio, Texas, and its subsidiaries engage in refining and marketing petroleum products in the United States.

Transocean Inc., incorporated in the Cayman Islands and headquartered in Houston, Texas, is an international provider of offshore and inland marine contract drilling services for oil and gas wells.

United States Steel Corporation, headquartered in Pittsburgh,
Pennsylvania, is an integrated steel producer with major production operations in the United States and central Europe.

Valero Energy Corporation, headquartered in San Antonio, Texas, is engaged in the production, transportation and marketing of environmentally clean fuels and products.


               The Dow(R) Target Dividend Strategy Stocks


Bank of America Corporation, headquartered in Charlotte, North Carolina, is the holding company for Bank of America and NationsBank and conducts a general banking business in the United States and overseas.

Black Hills Corporation, headquartered in Rapid City, South Dakota, is an electric utility serving customers in South Dakota, Wyoming and Montana.

Citizens Republic Bancorp, Inc., headquartered in Flint, Michigan, is a diversified banking and financial services company registered as a bank holding company. The company provides a range of banking services to both commercial and consumer accounts throughout several Midwestern states.

FirstEnergy Corp., headquartered in Akron, Ohio, is a holding company whose subsidiaries, Ohio Edison, The Illuminating Company, Pennsylvania Power and Toledo Edison, provide electric utility service to customers in Ohio and Pennsylvania.

JPMorgan Chase & Co., headquartered in New York, New York, conducts business in two broad spheres of activity: global financial services under the "JPMorgan" name, and commercial retail banking under the "Chase" name.

KeyCorp, headquartered in Cleveland, Ohio, through subsidiaries, conducts a commercial and retail banking business through numerous full-service banking offices in various states. The company also provides trust, personal financial cash management, investment banking, securities brokerage and international banking services.

Lincoln National Corporation, headquartered in Philadelphia,
Pennsylvania, is a holding company that, through subsidiary companies, operates multiple insurance and investment management businesses.

National City Corporation, headquartered in Cleveland, Ohio, is a regional bank holding company operating commercial banks with offices in Ohio, Illinois, Indiana, Michigan, Kentucky and Pennsylvania.

NiSource Inc., headquartered in Merrillville, Indiana, is an energy and utility-based holding company that provides natural gas, electricity and water to the public for residential, commercial and industrial uses. The company's business is comprised primarily of regulated gas utilities that operate throughout northern Indiana and New England.

Northeast Utilities, headquartered in Berlin, Connecticut, provides retail electric service, through its subsidiaries, to customers in Connecticut, New Hampshire and western Massachusetts. In addition, the company distributes natural gas throughout Connecticut.

Pinnacle West Capital Corporation, headquartered in Phoenix, Arizona, owns Arizona Public Service Company, an electric utility that provides retail and wholesale electric service to substantially all of Arizona, with the major exceptions of the Tucson metropolitan area and approximately one-half of the Phoenix metropolitan area.

PNC Financial Services Group, Inc., headquartered in Pittsburgh,
Pennsylvania, is a bank holding company and a financial holding company.

PNM Resources Inc., headquartered in Albuquerque, New Mexico, supplies electricity in portions of north central, southwestern and northeastern New Mexico; provides gas transportation and retail gas services in major communities in New Mexico; and manages energy, water and wastewater systems.

R. R. Donnelley & Sons Company, headquartered in Chicago, Illinois, prepares, produces and delivers integrated communications services that produce, manage and deliver its customers' content, regardless of the communications medium.

Regions Financial Corporation, headquartered in Birmingham, Alabama, is a regional bank holding company operating full-service banking offices in Alabama, Arkansas, Florida, Georgia, Louisiana, South Carolina, Tennessee and Texas.

Sensient Technologies Corporation, headquartered in Milwaukee,
Wisconsin, supplies colors, flavors, and fragrances. The company manufactures a variety of cosmetic and pharmaceutical additives ink-jet inks, and food and beverage flavors.

Trustmark Corporation, headquartered in Jackson, Mississippi, through its subsidiaries, provides banking and financial solutions to corporate, institutional and individual customers in the states of Florida, Mississippi, Tennessee and Texas.

Unitrin, Inc., headquartered in Chicago, Illinois, is engaged in the property and casualty insurance, life and health insurance and consumer finance businesses. Product lines include automobile, homeowners, commercial multi-peril, motorcycle, boat and watercraft, fire, casualty, workers compensation and other types of property and casualty insurance.

Universal Corporation, headquartered in Richmond, Virginia, is an independent leaf tobacco merchant with additional operations in agri-products and the distribution of lumber and building products. The company markets its products globally.

Wachovia Corporation, headquartered in Charlotte, North Carolina, through subsidiary banks, conducts a banking business in North Carolina, Florida, Georgia and South Carolina.


                 NYSE(R) International Target 25 Strategy Stocks


Canada

__________________

BCE Inc., headquartered in Montreal, Quebec, Canada, with subsidiaries and affiliates, provides telecommunications services in Canada, publishes telephone directories in Canada and internationally, and designs and builds telecommunications networks globally.

EnCana Corp., headquartered in Calgary, Alberta, Canada, is a North American energy company engaged in the exploration, development, production and marketing of natural gas, crude oil and natural gas liquids.

Sun Life Financial Inc., headquartered in Toronto, Ontario, Canada, offers a range of wealth accumulation and protection products and services to individuals and corporate customers. The company's product portfolio includes individual life insurance, individual annuity and saving products, group life and health insurance, group pensions and retirement products, mutual funds, asset management services, individual health insurance, and reinsurance-life retrocession.

France

__________________

Arcelor Mittal (ADR), headquartered in Rotterdam, the Netherlands, through its subsidiaries, operates as a global steel company. The company produces a range of finished and semifinished steel products that include hot-rolled sheets, cold-rolled sheets, electro-galvanized and coated steel, bars, wire-rods, wire-products, pipes, billets and slabs.

AXA S.A. (ADR), headquartered in Paris, France, is an insurance company which also provides related financial services. The company offers life and non-life insurance, reinsurance, savings and pension products, and asset management services.

France Telecom S.A. (ADR), headquartered in Paris, France, through its subsidiaries, offers various telecommunications services, which include fixed line telephony, wireless telephony, multimedia, Internet, data transmission, cable television and other services to consumers, businesses, and telecommunications operators worldwide.

Lafarge S.A., headquartered in Paris, France, supplies building materials to contractors, manufacturers and wholesalers. The company produces cement, concrete and aggregates, roofing, and gypsum products and markets its products in Europe, Africa, Asia, North America and Latin America.

Germany

__________________

Allianz AG (ADR), headquartered in Munich, Germany, is a global insurance company engaging in property and casualty protection, life and health insurance, and asset management.

DaimlerChrysler AG, headquartered in Stuttgart, Germany, designs, manufactures, assembles and sells cars and trucks under the names
"Mercedes-Benz," "Chrysler," "Plymouth," "Jeep" and "Dodge";
manufactures commercial vehicles; provides related financial services; and has aerospace operations.

Deutsche Bank AG, headquartered in Frankfurt, Germany, provides a broad range of banking, investment, fund management, securities, credit card, mortgage leasing and insurance services worldwide. The company provides its services to retailers and private clients, corporations and financial institutions, as well as multi-national conglomerates. The company also offers a variety of financial consulting and advisory services.

Deutsche Telekom AG (ADR), headquartered in Bonn, Germany, is one of Europe's, and the world's, largest telecommunications services providers. The company offers domestic and international public fixed-link voice telephone service in Germany. The company also offers data transmission services, network services, on-line services, telephone directory publishing, dial-in information lines, paging and mobile telecommunications services, and supplies and services telecommunications equipment.

E.ON AG (ADR), headquartered in Dusseldorf, Germany, is a multi-national company which generates, distributes, and trades electricity to industrial, commercial and residential customers. Additionally, the company distributes gas and drinking water. The company also manufactures flexible ceramic membranes and polymers, buys and sells residential properties, and develops real estate.

Ireland

__________________

Allied Irish Banks Plc (ADR), headquartered in Dublin, Ireland, provides a range of banking, financial and related services, principally in Ireland, the United States, the United Kingdom and Poland.

Italy

__________________

Eni SpA (ADR), headquartered in Rome, Italy, operates in the oil and natural gas, petrochemicals, and oil field services industries. The company is currently also expanding into power generation.

Telecom Italia SpA (ADR), headquartered in Rome, Italy, is the parent company of companies operating in the fields of telecommunications, manufacturing, electronics and network construction. The company's subsidiaries are also active in publishing, telematics information and auxiliary services.

Japan

__________________

Matsushita Electric Industrial Co., Ltd. (ADR), headquartered in Osaka, Japan, manufactures electronic products, including home appliances, audio and video, computer peripherals, telecommunications, industrial equipment, and electronic parts. The company markets products under the brand names "Panasonic," "Technics," "Victor," "JVC," and "Quasar."

Nippon Telegraph & Telephone Corporation (ADR), headquartered in Tokyo, Japan, provides telephone, telegraph, leased circuits, data communication, terminal equipment sales, and related services. The company provides both local and long distance telecommunication services within Japan.

NTT DoCoMo, Inc. (ADR), headquartered in Tokyo, Japan, provides various types of telecommunications services including cellular phone, personal handyphone system (PHS), paging, and other telephone, satellite mobile communication and wireless Private Branch Exchange (PBX) system services. The company also sells cellular phones, PNS, car phones and pagers.

The Netherlands

__________________

Aegon N.V., headquartered in The Hague, the Netherlands, is an international insurer with major operations in The Netherlands, Canada, Mexico, the United Kingdom and the United States.

ING Groep N.V. (ADR), headquartered in Amsterdam, the Netherlands, offers a comprehensive range of financial services worldwide, including life and non-life insurance, commercial and investment banking, asset management and related products.

Royal Dutch Shell Plc (ADR), headquartered in The Hague, the
Netherlands, produces crude oil, natural gas, chemicals, coal and metals worldwide; and it provides integrated petroleum services in the United States.

South Korea

Korea Electric Power Corporation (ADR), headquartered in Seoul, South Korea, builds and operates hydro-power, thermal-power, and nuclear power units in South Korea. The company also generates, transmits, and distributes electricity to South Korea and is majority owned by the Korean government.

POSCO (ADR), headquartered in Seoul, South Korea, manufactures and sells a line of steel products, including hot rolled and cold rolled products, plates, wire rods, silicon steel sheets and stainless steel products.

Spain

__________________

Repsol YPF, S.A., headquartered in Madrid, Spain, explores for and produces crude oil and natural gas. Through its subsidiaries, the company also refines petroleum and transports petroleum products. Gasoline and other products are retailed through its chain of gasoline filling stations. Petroleum reserves are maintained in Spain, Asia, Latin America, the Middle East, North Africa and the United States.

United Kingdom

__________________

Vodafone Group Plc (ADR), headquartered in Newbury, Berkshire, England, provides mobile telecommunication services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in many countries, including Australia, Egypt, Fiji, France, Germany, Greece, Malta, the Netherlands, New Zealand, South Africa, Sweden, Uganda and the United States.


               Value Line(R) Diversified Target 40 Strategy Stocks


Abercrombie & Fitch Co. (Class A), headquartered in Reynoldsburg, Ohio, operates "Abercrombie & Fitch" stores selling high quality casual apparel for men and women from 15 to 50 years of age.

Aetna Inc., headquartered in Hartford, Connecticut, is a health benefits company whose business operations are conducted in the Healthcare, Group Insurance and Large Case Pensions segments.

Alliant Techsystems Inc., headquartered in Edina, Minnesota, is a leader in the production of solid propulsion rocket motors. The company builds motors for space launch vehicles and is one of the top suppliers of ammunition (which ranges from small-caliber rounds to tank ammunition) to the United States and its allies. The company also makes anti-tank mines, aircraft weapons systems and other high-tech components.

Arrow Electronics, Inc., headquartered in Melville, New York, is a distributor of electronic components and computer products to industrial and commercial customers through a global distribution network spanning North America, Europe and the Asia/Pacific region.

AutoZone, Inc., headquartered in Memphis, Tennessee, is a specialty retailer of automotive parts, chemicals and accessories, targeting the do-it-yourself customers. The company offers a variety of products, including new and remanufactured automotive hard parts, maintenance items and accessories.

Ball Corporation, headquartered in Broomfield, Colorado, is a manufacturer of metal and plastic packaging, primarily for beverages and foods, and a supplier of aerospace and other technologies and services to commercial customers.

Commercial Metals Company, headquartered in Irving, Texas, manufactures, recycles, markets and distributes steel and metal products and related materials and services through a network of locations located throughout the United States and internationally.

Computer Sciences Corporation, headquartered in El Segundo, California, is a major provider of information technology services to commercial and government markets. The company specializes in management consulting; information systems consulting and integration; and outsourcing.

Continental Airlines, Inc., headquartered in Houston, Texas, an air carrier, engages in transporting passengers, cargo, and mail in the United States.

Coventry Health Care, Inc., headquartered in Bethesda, Maryland, is a managed healthcare company that provides comprehensive health benefits and services to employer groups and government-funded groups in the midwestern, mid-Atlantic and southeastern regions of the United States.

The DIRECTV Group, Inc., headquartered in El Segundo, California, provides digital television entertainment in the United States and Latin America.

DST Systems, Inc., headquartered in Kansas City, Missouri, provides information processing and computer software services and products, primarily to mutual funds, insurance providers, banks and other financial service organizations.

E.I. du Pont de Nemours and Company, headquartered in Wilmington, Delaware, is a global science and technology company with operations in high-performance materials, specialty chemicals, pharmaceuticals and biotechnology.

Express Scripts, Inc., headquartered in Maryland Heights, Missouri, is an independent pharmacy benefit manager and managed care company that provides a broad range of pharmacy benefit and medical information management services, as well as managed vision care programs.

Gardner Denver Inc., headquartered in Quincy, Illinois, manufactures reciprocating, rotary and vane compressors and blowers for industrial applications, and pumps for petroleum and other industrial applications.

General Cable Corporation, headquartered in Highland Heights, Kentucky, designs, develops, manufactures, markets and distributes copper, aluminum, and fiberoptic wire and cable products to communications, electrical and energy markets. The company operates worldwide.

Helmerich & Payne, Inc., headquartered in Tulsa, Oklahoma, provides contract drilling of oil and gas wells in the Gulf of Mexico and South America. The company operates land rigs and platform rigs.

Hercules Incorporated, headquartered in Wilmington, Delaware, engages in the manufacture and marketing of specialty chemicals and related services for various business, consumer, and industrial applications.

Holly Corporation, headquartered in Dallas, Texas, is an independent petroleum refiner that produces high-value light products such as gasoline, diesel fuel and jet fuel.

International Business Machines Corporation, headquartered in Armonk,
New York, provides customer solutions through the use of advanced information technologies. The company offers a variety of solutions that include services, software, systems, products, financing and technologies.

International Paper Company, headquartered in Stamford, Connecticut, manufactures printing and writing paper, pulp, tissue, paperboard, packaging and wood products. The company also manufactures nonwoven papers, specialty chemicals, specialty panels and laminated products. The company sells its products primarily in the United States, Europe and the Pacific Rim.

The Kroger Co., headquartered in Cincinnati, Ohio, operates in the retail food and convenience stores business in the midwestern and southern United States. The company also manufactures and processes food for sale by its supermarkets.

Lehman Brothers Holdings Inc., headquartered in New York, New York, through wholly-owned Lehman Brothers Inc., provides securities underwriting, financial advisory and investment and merchant banking services, securities and commodities trading as principal and agent, and asset management to institutional, corporate, government and high-net-worth individual clients throughout the United States and the world.

LifePoint Hospitals, Inc., headquartered in Brentwood, Tennessee, is engaged primarily in the operation and management of healthcare facilities, in particular, general, acute care hospitals in non-urban communities in the United States.

Massey Energy Company, headquartered in Richmond, Virginia, produces, processes and sells bituminous coal and metallurgical grades of a low-sulfur content through its processing and shipping centers.

NBTY, Inc., headquartered in Bohemia, New York, is a vertically integrated manufacturer, marketer and retailer of nutritional supplements in the United States, the United Kingdom and internationally.

Nordstrom, Inc., headquartered in Seattle, Washington, is a retailer of apparel and fashion accessories for men, women and children. The company operates stores in the United States under the "Nordstrom," "Nordstrom Rack" and "Faconnable Boutique" brand names.

Omnicom Group Inc., headquartered in New York, New York, operates advertising agencies which plan, create, produce and place advertising in various media. The Company also offers marketing consultation, market research, sales promotion programs, public relations and other services.

PetSmart, Inc., headquartered in Phoenix, Arizona, operates superstores and an e-commerce site specializing in pet food, supplies and services.

Reliance Steel & Aluminum Co., headquartered in Los Angeles, California, is a metals service center company which operates processing and distribution facilities in 27 states, Belgium, France and South Korea.

Ross Stores, Inc., headquartered in Newark, California, operates a chain of off-price retail apparel and home accessories stores. The stores offers brand name and designer merchandise at low everyday prices.

Safeway Inc., headquartered in Pleasanton, California, operates a large chain of food and drug stores in the United States and Canada under the names of "Safeway," "Dominick's," "Vons" and "Carr-Gottstein." The company's stores offer a wide selection of food and general merchandise and feature specialty departments such as bakery, delicatessen, floral and pharmacy. The company also has a network of distribution, manufacturing and food-processing facilities and holds an interest in Casa Ley, S.A. de C.V., an operator of food and general merchandise stores in western Mexico.



Page 17


Sealed Air Corporation, headquartered in Saddle Brook, New Jersey, is a global manufacturer of a wide range of protective and specialty packaging materials and systems, including polyurethane packaging systems and foams, air cellular cushioning materials, food packaging materials and others.

Silgan Holdings Inc., headquartered in Stamford, Connecticut, is a manufacturer of consumer goods packaging products that currently produces steel and aluminum containers, custom designed plastic containers and specialty packing items.

Target Corporation, headquartered in Minneapolis, Minnesota, is a general merchandise retailer. The company specializes in discount stores, moderate-priced promotional stores and traditional department stores.

The Toro Company, headquartered in Bloomington, Minnesota, designs, manufactures and markets professional turf maintenance equipment, irrigation systems, landscaping equipment, agricultural irrigation systems and residential yard products.

The Travelers Companies, Inc., headquartered in St. Paul, Minnesota, through its subsidiaries, provides commercial and personal property and casualty insurance products and services to businesses, government units, associations and individuals in the United States.

UnitedHealth Group Incorporated, headquartered in Minnetonka, Minnesota, is aligned into six businesses which work together to provide customers with an integrated set of health and well-being products and services. These businesses include: UnitedHealthcare, Uniprise, Ovations, Specialized Care Services, Ingenix and The Center for Health Care Policy and Evaluation.

Wal-Mart Stores, Inc., headquartered in Bentonville, Arkansas, is the largest retailer in the United States measured by total revenues. The company operates "Wal-Mart" retail discount department stores, "Wal-Mart Supercenters" and "Sam's" wholesale clubs in the United States and several other countries.

Xerox Corporation, headquartered in Stamford, Connecticut, is a technology and services enterprise which develops, manufactures, markets, services and finances a range of document equipment, software, solutions and services.



We have obtained the foregoing company descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.



Page 18








                CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     First  Trust  Portfolios  L.P.  is  covered  by  a  Brokers'
     Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of
     Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits


                               S-1


                           SIGNATURES

     The Registrant, FT 1473, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; FT 438; FT 556; FT 754; FT 1102; FT 1179; FT 1180; FT 1221; FT 1222; FT 1318; FT 1392 and
FT 1393 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series with respect to which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 1473, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on July 6, 2007.

                              FT 1473

                              By:  FIRST TRUST PORTFOLIOS L.P.
                                        Depositor




                              By:  Jason T. Henry
                                   Senior Vice President


                               S-2


     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

Judith M. Van Kampen       Director           )
                           of The Charger     )   July 6, 2007
                           Corporation, the   )
                           General Partner of )
                           First Trust        )
                           Portfolios, L.P.   )

Karla M. Van Kampen-Pierre Director           )
                           of The Charger     )   Jason T. Henry
                           Corporation, the   )   Attorney-in-Fact**
                           General Partner of )
                           First Trust        )
                           Portfolios, L.P.   )


David G. Wisen             Director           )
                           of The Charger     )
                           Corporation, the   )
                           General Partner of )
                           First Trust        )
                           Portfolios, L.P.   )




       * The title of the person named herein represents his or her capacity in and relationship to First Trust
       Portfolios L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 597 (File No. 333-76518) and the same is hereby incorporated herein by this reference.


                               S-3


    CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


     We consent to the use in this Amendment No. 1 to Registration Statement No. 333-143942 of our report dated July 6, 2007 relating to the financial statement of FT 1473 appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the heading Experts in such Prospectus.






DELOITTE & TOUCHE LLP


Chicago, Illinois
July 6, 2007


                               S-4


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2 and 3.3 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                               S-5


                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for FT 785 and certain subsequent Series, effective December 9, 2003 among First Trust Portfolios L.P., as Depositor, The Bank of New York, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.1.1 Form of Trust Agreement for FT 1473 and certain subsequent Series, effective July 6, 2007 among First Trust Portfolios L.P., as Depositor, The Bank of New York, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3      Copy   of   Amended  and  Restated  Limited  Partnership
         Agreement of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter   Agreement  (incorporated   by   reference   to
         Amendment No. 1 to Form S-6 [File No. 33-48055] filed on behalf of The First Trust Special Situations Trust, Series 19).

2.1 Copy of Certificate of Ownership (included in Exhibit 1.1 filed herewith on page 2 and incorporated herein by reference).


                               S-6


2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Directors listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-
         76518] filed on behalf of FT 597.


                               S-7